
10012268



DIANA SHIPPING INC.




CARGO HOLD
15400

ANNUAL REPORT 2009


PAINT STORE
BOSUN
STORE
VOID SPACE
S.L.W.L.
D.L.W.L.
F.P.TK
5480

Corporate Profile

Diana Shipping Inc. is a global provider of shipping transportation services. We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Since March 1, 2010 our fleet has consisted of fourteen Panamax vessels and eight Capesize vessels. As of March 1, 2010 our combined carrying capacity is 2.4 million dwt with a weighted average age of 4.7 years.

Diana Shipping Inc. Fleet List

Panamax Gearless Bulk Carriers				
Name of Vessel	Size (deadweight tons)	Year Built	Builder	Classification Society
Dione	75,172	2001	Samho Heavy Industries Co., Ltd.	Lloyd's Register of Shipping
Danae	75,106	2001	Samho Heavy Industries Co., Ltd.	Lloyd's Register of Shipping
Nirefs	75,311	2001	Samho Heavy Industries Co., Ltd.	Lloyd's Register of Shipping
Alcyon	75,247	2001	Samho Heavy Industries Co., Ltd.	Lloyd's Register of Shipping
Triton	75,336	2001	Samho Heavy Industries Co., Ltd.	Lloyd's Register of Shipping
Oceanis	75,211	2001	Samho Heavy Industries Co., Ltd.	Lloyd's Register of Shipping
Erato	74,444	2004	Hudong-Zhonghua Shipbuilding (Group) Co., Ltd.	Bureau Veritas
Coronis	74,381	2006	Hudong-Zhonghua Shipbuilding (Group) Co., Ltd.	Bureau Veritas
Thetis	73,583	2004	Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas
Protefs	73,630	2004	Jiangnan Shipyard (Group) Co., Ltd.	Lloyd's Register of Shipping
Calipso	73,691	2005	Jiangnan Shipyard (Group) Co., Ltd.	Lloyd's Register of Shipping
Clio	73,691	2005	Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas
Naias	73,546	2006	Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas
Melite	76,436	2004	Tsuneishi Corp., Tadotsu, Japan	Nippon Kaiji Kyokai (NK)

Capesize Bulk Carriers				
Name of Vessel	Size (deadweight tons)	Year Built	Builder	Classification Society
Norfolk	164,218	2002	China Shipbuilding Corp., Kaohsiung Yard	Bureau Veritas
Aliki	180,235	2005	Imabari Shipbuilding, Saijo Shipyard	Nippon Kaiji Kyokai (NK)
Salt Lake City	171,810	2005	Daewoo Shipbuilding & Marine Engineering Co. Ltd.	Bureau Veritas
Sideris GS	174,186	2006	Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Bureau Veritas
Semirio	174,261	2007	Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Bureau Veritas
Boston	177,828	2007	Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Bureau Veritas
Houston	177,729	2009	Shanghai Waigaoqiao Shipbuilding Co. Ltd.*	Bureau Veritas
New York	177,773	2010	Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Bureau Veritas

** Built jointly with Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd*

DIANA SHIPPING INC.–2009 ANNUAL REPORT

DIANA SHIPPING INC. – 2009 ANNUAL REPORT
LETTER TO SHAREHOLDERS



To Our Shareholders:

In the five years since the March 2005 initial public offering of Diana Shipping Inc., we have consistently operated the Company in a manner intended to build and enhance shareholder value. This focus has enabled us to deliver profitable performance each year, notwithstanding the recent environment of economic challenge and uncertainty. We also have continued to expand our fleet, which will be the source of future earnings potential. And, we have maintained a fortress balance sheet that we consider promotes financial stability, supports our growth strategies and positions the Company for opportunities.

In 2009, we navigated the turbulent market conditions effectively and generated net income of $121.5 million. Voyage and time charter revenues amounted to $239.3 million for the past year. In other key developments, we continued to strengthen the Company's balance sheet – our cash position was more than $282 million at the end of 2009, an increase of nearly $220 million from the prior year-end. In addition, we have operated our business with considerably less leverage than virtually any other public company in our industry. Long-term debt at the end of 2009 was $281.5 million, against stockholder equity of $999 million.

Opportunities for Growth. As we view the outlook for our industry, we believe the dry bulk marketplace will offer attractive opportunities for a soundly managed, profitable and well-capitalized Company such as Diana Shipping. The actual deliveries of dry bulk vessels during the next two years will likely create an imbalance of supply over demand, keeping vessel prices reasonable. Further, the impact of the economy on more highly leveraged ship owners, as well as yards and lenders, should also provide opportunities for the acquisition of vessels on attractive terms.

To take advantage of these market opportunities, in 2009 we announced a strategic investment program to acquire vessels in a gradual and disciplined manner, with the goal of expanding the fleet over a period of approximately 24 months. We formally launched this program in December 2009 with the purchase of the m/v Melite, a 2004-built Panamax dry bulk carrier. Apart from this investment program, we also took delivery of two Capesize newbuildings under prior purchase agreements: the m/v Houston in November 2009 and the m/v New York in March 2010. We are excited about the potential to grow our fleet, but we will pursue our strategy in a patient and highly selective fashion, deploying our resources to invest in vessels that satisfy our technical and age profile standards.

Platform for Shareholder Value. Going forward, Diana Shipping will remain focused on the distinguishing strengths that have been the hallmarks of our strategy, and that we feel will form the basis for creating future shareholder value.

> We will continue to manage our fleet in a balanced manner to produce stable revenues, maximize earnings visibility and capture potential upside.

> We will pursue relationships with a select group of high-quality charterers.

> Lastly, we will maintain a prudent approach to funding our business, preserving the strength of our balance sheet, our financial flexibility and our ability to fund investments in profitable growth.

By following this strategic course, the Company has been able to deliver a profitable performance during a period of extreme global economic distress. At the same time, we have invested in an expanding fleet that we believe will be the source of long-term growth. We appreciate the interest and support of our shareholders, and we remain committed to operate at all times with a sharp focus on enhancing the value of your investment in Diana Shipping.

Sincerely,

Simeon Palios

Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Mark One)

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report.

Commission file number 001-32458

DIANA SHIPPING INC.
(Exact name of Registrant as specified in its charter)
Diana Shipping Inc.
(Translation of Registrant's name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive offices)

Mr. Ioannis Zafirakis
Tel: + 30-210-9470-100, Fax: + 30-210-9470-101,
E-mail: izafirakis@dianashippinginc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

_______________None_______________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2009, there were 81,431,696 shares of the registrant's common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requ irements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Diana Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we", "us", "our" and "the Company" all refer to Diana Shipping Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected consolidated financial data in the table as of December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects", the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	As of and for the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands of U.S. dollars, except for share and per share data and average daily results)				
Income Statement Data:					
Voyage and time charter revenues	$ 239,342	$ 337,391	$ 190,480	$ 116,101	$ 103,104
Voyage expenses	11,965	15,003	8,697	6,059	6,480
Vessel operating expenses	41,369	39,899	29,332	22,489	14,955
Depreciation and amortization	44,686	43,259	24,443	16,709	9,943
Management fees	-	-	-	573	1,731
Executive management services and rent	-	-	-	76	455
General and administrative expenses	17,464	13,831	11,718	6,331	2,871
Gain on vessel sale	-	-	(21,504)	-	-
Foreign currency losses (gains)	(478)	(438)	(144)	(52)	(30)
Operating income	124,336	225,837	137,938	63,916	66,699
Interest and finance costs	(3,284)	(5,851)	(6,394)	(3,886)	(2,731)

	As of and for the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands of U.S. dollars, except for share and per share data and average daily results)				
Interest income	951	768	2,676	1,033	1,022
Loss from financial instruments	(505)	-	-	-	-
Insurance settlements for vessel un-repaired damages	-	945	-	-	-
Net income	$ 121,498	$ 221,699	$ 134,220	$ 61,063	$ 64,990
Preferential deemed dividend	$ -	$ -	$ -	$ (20,267)	$ -
Net income available to common stock holders	$ 121,498	$ 221,699	$ 134,220	$ 40,796	$ 64,990
Earnings per share basic and diluted	$ 1.55	$ 2.97	$ 2.11	$ 0.82	$ 1.72
Weighted average basic shares outstanding	78,282,775	74,375,686	63,748,973	49,528,904	37,765,753
Weighted average diluted shares outstanding	78,385,464	74,558,254	63,748,973	49,528,904	37,765,753
Cash dividends declared and paid per share	$ -	$ 3.31	$ 2.05	$ 1.50	$ 1.60
Balance Sheet Data:					
Cash and cash equivalents	$ 282,438	$ 62,033	$ 16,726	$ 14,511	$ 21,230
Total current assets	297,156	68,554	21,514	19,062	26,597
Vessels, Net	979,343	960,431	867,632	464,439	307,305
Total assets	1,320,425	1,057,206	944,342	510,675	341,949
Total current liabilities	32,386	20,012	20,964	7,636	4,667
Deferred revenue, non current portion	11,244	22,502	23,965	146	-
Long-term debt (including current portion)	281,481	238,094	98,819	138,239	12,859
Total stockholders' equity	999,325	775,476	799,474	363,103	324,158
Cash Flow Data:					
Net cash flow provided by operating activities	$ 151,903	$ 261,151	$ 148,959	$ 82,370	$ 69,256
Net cash flow used in investing activities	(73,081)	(108,662)	(409,085)	(193,096)	(169,241)
Net cash flow provided by (used in) financing activities	141,583	(107,182)	262,341	104,007	(119,457)
Fleet Data:					
Average number of vessels(1)	19.2	18.9	15.9	13.4	9.6
Number of vessels at end of period	20.0	19.0	18.0	15.0	12.0

Weighted average age of fleet at end of period (in years)	4.9	4.3	3.4	3.7	3.8
Ownership days (2)	7,000	6,913	5,813	4,897	3,510
Available days (3)	6,930	6,892	5,813	4,856	3,471
Operating days (4)	6,857	6,862	5,771	4,849	3,460
Fleet utilization (5)	98.9%	99.6%	99.3%	99.9%	99.7%
Average Daily Results:					
Time charter equivalent (TCE) rate (6)	$ 32,811	$ 46,777	$ 31,272	$ 22,661	$ 27,838
Daily vessel operating expenses (7)	5,910	5,772	5,046	4,592	4,261

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4) Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings

generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,									
	2009		2008		2007		2006		2005	
	(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)									
Voyage and time charter revenues	$	239,342		337,391	$	190,480	$	116,101	$	103,104
Less: Voyage expenses		(11,965)		(15,003)		(8,697)		(6,059)		(6,480)
Time charter equivalent revenues	$	227,377	$	322,388	$	181,783	$	110,042	$	96,624
Available days		6,930		6,892		5,813		4,856		3,471
Time charter equivalent (TCE) rate	$	32,811	$	46,777	$	31,272	$	22,661	$	27,838

(7) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition or operating results or the trading price of our common stock.

Industry Specific Risk Factors

Charter hire rates for dry bulk carriers may decrease in the future, which may adversely affect our earnings.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely, and charter hire rates for Panamax and Capesize dry bulk carriers have reached near historically low levels. Because we charter some of our vessels pursuant to short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

- supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

- changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

- the location of regional and global exploration, production and manufacturing facilities;

- the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

- the globalization of production and manufacturing;

- global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

- developments in international trade;

- changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

- environmental and other regulatory developments;

- currency exchange rates; and
- weather.

Factors that influence the supply of vessel capacity include:

- the number of newbuilding deliveries;
- the scrapping rate of older vessels;
- vessel casualties; and
- the number of vessels that are out of service.

Demand for our dry bulk carriers is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo transported by sea. Given the large number of new dry bulk carriers currently on order with shipyards, the capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Through the end of the third quarter of 2008, China's gross domestic product was approximately 2.3% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. State-owned enterprises still account for a substantial portion of the Chinese industrial output; however, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities.

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Panamax and Capesize dry bulk carriers are at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. Now that the market value of our fleet has declined, we may not be able to draw down the full amount of our credit facilities and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

The market values of our vessels have decreased, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

We believe that the market value of the vessels in our fleet is in excess of amounts required under our credit facilities. However, if the market values of our vessels, which are at relatively low levels, decrease further, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

A continued downturn in the dry bulk carrier charter market may have an adverse effect on our earnings and our ability to comply with our loan covenants.

The Baltic Exchange Capesize Index, or CS4TC, a daily equally weighted average of the four main Capesize routes declined from a high of approximately $222,800 per day in May 2008 to a low of approximately $2,400 per day in November 2008, which represents a decline of 99%. From November 2008 it rose to approximately $52,700 per day in October 2009, which emphasizes the volatility of this market. The general decline in the dry bulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the CS4TC. Our ability to obtain renewal charters upon the expiration of our current charters or charters for new vessels that we may acquire in the future will be directly impacted by prevailing charter rates.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether the recent improvement will continue. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability and could affect compliance with the covenants in our loan agreements.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk carriers has been increasing, and the number of dry bulk carriers on order is near historic highs. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continue to be delivered in significant numbers. As of September 30, 2009, Capesize newbuilding orders had been placed for an aggregate of more than 77% of the current global Capesize fleet, with deliveries expected during the next 36 months. According to market sources, approximately 60% is contracted at established yards, while the other 40% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect significant cancellations and/ or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter our vessels at all.

World events could affect our results of operations and financial condition.

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2009, we have total outstanding indebtedness of $282.3 million (of principal balance) under our credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our shares to decline significantly or impair our ability to make distributions to our shareholders.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we could pay dividends, if declared.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results which could affect the amount of dividends, if any, that we may pay to our stockholders from quarter to quarter. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. While this seasonality has not materially affected our operating results and cash available for distribution to our stockholders as dividends, it could materially affect our operating results in the future.

Fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the UN's International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin, destination and trans-shipment points. Inspection procedures may result in the seizure of our vessels, seizure of contents of our vessels, delays in loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we may have available for distribution as dividends to our stockholders, if any such dividends are declared.

Company Specific Risk Factors

We charter some of our vessels on short-term time charters in a volatile shipping industry and the decline in charter hire rates could affect our results of operations and ability to pay dividends again.

We charter certain of our vessels pursuant to short-term time charters, although we have also entered into long-term time charters ranging in duration from 17 months to 62 months for 13 of the vessels in our fleet and we may in the future employ additional vessels on longer term time charters. Currently, 7 of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends again.

Our earnings, and the amount of dividends if paid in the future, may be adversely affected if we are not able to take advantage of favorable charter rates.

We charter certain of our dry bulk carriers to customers pursuant to short-term time charters that range in duration from 11 to 14 months. However, as part of our business strategy, 13 of our vessels are currently fixed on long-term time charters ranging in duration from 17 months to 62 months. We may extend the charter periods for additional vessels in our fleet, including additional dry bulk carriers or container vessels that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

Investment in derivative instruments such as forward freight agreements could result in losses.

From time to time, we may take positions in derivative instruments including forward freight agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

Our board of directors has decided to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. We cannot assure you that our board of directors will reinstate dividends in the future, or when such reinstatement might occur.

As a result of market conditions in the international shipping industry and in order to position us to take advantage of market opportunities, our board of directors, beginning with the fourth quarter of 2008, has suspended our common stock dividend. Our dividend policy will be assessed by the board of directors from time to time. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt.

Our policy, historically, was to declare quarterly distributions to stockholders by each February, May, August and November substantially equal to our available cash from operations during the previous quarter after accounting for cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, and after taking into account contingent liabilities, the terms of our credit facilities, our growth strategy and other cash needs and the requirements of Marshall Islands law. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our credit facilities, may limit our ability to pay dividends. Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan agreements.

Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which could also reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We can give no assurance that we will reinstate our dividends in the future or when such reinstatement might occur.

We may have difficulty effectively managing our planned growth, which may adversely affect our earnings.

Since the completion of our initial public offering in March 2005, we have taken delivery of six Panamax dry bulk carriers and eight Capesize dry bulk carriers, and sold one of our Capesize dry bulk carriers. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

Our future growth will primarily depend on our ability to:

> locate and acquire suitable vessels;

> identify and consummate acquisitions or joint ventures;

> enhance our customer base;

> manage our expansion; and

> obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities may impose financial and other restrictions on us.

We entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc in February 2005, amended in May 2006 to increase the facility amount to $300.0 million. In October 2009, we entered into loan agreements with Deutsche Bank AG and Bremer Landesbank for a loan of $40 million, each, which we used to finance part of the construction cost of our Capesize dry bulk carriers, New York delivered in March 2010 and Houston delivered in October 2009, respectively. As of December 31, 2009, we had $282.3 million outstanding under our facilities. We have used and intend to use our revolving credit facility with The Royal Bank of Scotland Plc in the future to finance future vessel acquisitions and our working capital requirements. Our ability to borrow amounts under our credit facility is subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we are required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that the vessels in our fleet have a minimum value and that the vessels in our fleet that secure our obligations under the facilities are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under the credit facilities without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The credit facilities also impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

- pay dividends or make capital expenditures if we do not repay amounts drawn under our credit facilities, if there is a default under the credit facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;
- incur additional indebtedness, including through the issuance of guarantees;
- change the flag, class or management of our vessels;
- create liens on our assets;
- sell our vessels;

> enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed a certain period;

> merge or consolidate with, or transfer all or substantially all our assets to, another person; and

> enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may limit our ability to pay any dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities.

We cannot assure you that we will be able to refinance indebtedness with equity offerings on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of equity offerings on terms acceptable to us or at all, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness than if we were able to refinance such amounts. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

While we have the right to inspect previously owned vessels prior to our purchase of them and we usually inspect secondhand vessels that we acquire, such inspections do not provide us with the same knowledge about their condition that we would have if these vessels had been built for, and operated exclusively by, us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter parties with our customers. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment contracts with our Chairman and Chief Executive Officer, Mr. Simeon Palios; our President, Mr. Anastasios Margaronis; our Chief Financial Officer, Mr. Andreas Michalopoulos; and our Executive Vice President, Mr. Ioannis Zafirakis. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our officers or other members of our management team.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

- marine disaster;
- terrorism;
- environmental accidents;
- cargo and property losses or damage;
- business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and
- piracy.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while a vessel is being repaired and repositioned, as well as the actual cost of these repairs not covered by our insurance, would decrease our earnings and cash available for dividends, if declared. We may not have insurance that is sufficient to cover all or any of the costs or losses for damages to our vessels and may have to pay drydocking costs not covered by our insurance.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of 14 Panamax dry bulk carriers and 8 Capesize dry bulk carriers having a combined carrying capacity of 2.4 million dead weight tons (dwt) and a weighted average age of 4.8 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues in U.S. dollars but currently incur over half of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. dollar, primarily the Euro. Because a significant portion of our expenses is incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Volatility in LIBOR could affect our profitability, earnings and cash flow.

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, it would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2009, approximately 69% of our revenues derived from 4 charterers. During 2008, approximately 31% of our revenues derived from 2 charterers. During 2007, approximately 49% of our revenues derived from 3 charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected, among other things.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or -chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption for the 2009 taxable year and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future years and thereby become subject to U.S. federal income tax on our U.S. source income. For example, at December 31, 2009, our 5% shareholders owned approximately 17.92% of our outstanding stock. There is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if other shareholders with a five percent or greater interest in our stock were, in combination with our existing 5% shareholders, to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. For the 2009 taxable year, we estimate that our maximum U.S. federal income tax liability would be immaterial if we were to be subject to this taxation. Please see the section of this annual report entitled "Taxation" under Item 10E for a more comprehensive discussion of the U.S. federal income tax consequences.

U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock. Please see the section of this annual report entitled "Taxation" under Item 10E for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

Risks Relating to Our Common Stock

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.

The price of our common stock may be volatile and may fluctuate due to factors such as:

- actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
- mergers and strategic alliances in the dry bulk shipping industry;
- market conditions in the dry bulk shipping industry;
- changes in government regulation;
- shortfalls in our operating results from levels forecast by securities analysts;
- announcements concerning us or our competitors; and
- the general state of the securities market.

The dry bulk shipping industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Certain existing stockholders will be able to exert considerable control over matters on which our stockholders are entitled to vote.

As of the date of this report Mr. Simeon Palios, our Chairman and Chief Executive Officer, beneficially owns 14,744,597 shares, or approximately 17.99% of our outstanding common stock, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see Item 7.A. "Major Stockholders." While Mr. Palios and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they are able to influence the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock, of which as of December 31, 2009, 81,431,696 shares were outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal stockholders have entered into.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

> authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;

> providing for a classified board of directors with staggered, three year terms;

> prohibiting cumulative voting in the election of directors;

> authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

> prohibiting stockholder action by written consent;

> limiting the persons who may call special meetings of stockholders; and

> establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, we have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Item 4. Information on the Company

A. History and development of the Company

Diana Shipping Inc. is a holding company incorporated under the laws of Liberia in March 1999 as Diana Shipping Investments Corp. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Marshall Islands. Our executive offices are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at this address is +30-210-947-0100. Our agent and authorized representative in the United States is our wholly-owned subsidiary, Bulk Carriers (USA) LLC, established in September 2006, in the State of Delaware, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Business Development and Capital Expenditures and Divestitures

In February 2007, we entered into a memorandum of agreement to acquire one newly built Capesize dry bulk carrier, the Semirio that was under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd., in China, for the price of $98.0 million. We paid a 20% advance, amounting to $19.6 million, on signing of the agreement and the balance of the purchase price of $78.4 million was paid on the delivery of the vessel to us in June 2007. We financed $92.0 million of the purchase price with proceeds from our revolving credit facility with the Royal Bank of Scotland and the remaining balance with cash on hand.

In February 2007, we entered into a memorandum of agreement to sell the *Pantelis SP* for the price of $81.0 million less 2.5% commission. On signing of the agreement, the buyers of the vessels paid a 10% advance of the purchase price, amounting to $8.1 million, which was released to us together with the balance of the purchase price on delivery of the vessel to its new buyers in July 2007. We used the proceeds from the sale of the *Pantelis SP* to repay $90.0 million of the then outstanding debt with the Royal Bank of Scotland amounting to $109.0 million.

In March 2007, we entered into a memorandum of agreement to acquire one secondhand Capesize dry bulk carrier, the *Aliki*, for the price of $110.0 million. We paid a 10% advance, amounting to $11.0 million, on signing of the agreement with cash on hand. The balance of the purchase price, amounting to $99.0 million, was paid on the delivery of the vessel to us in April 2007 and was partly funded with an $87.0 million loan drawn under our revolving credit facility with the Royal Bank of Scotland.

In April 2007, we completed a public offering of an aggregate of 9,825,500 shares of our common stock at a price of $17.00 per share, resulting in net proceeds to us of $159.3 million. In the same offering, certain of our shareholders sold an additional 2,250,000 shares of our common stock, for which we did not receive any proceeds. As described below, we used a portion of the net proceeds of this offering to repay outstanding indebtedness and we used the balance to fund a portion of the acquisition costs of the vessels *Semirio* and *Aliki*.

In April 2007, we drew down an amount of $22.0 million under our revolving credit facility to fund part of the advances paid for the vessels *Semirio* and *Aliki*. During the same month, we repaid in full the then outstanding balance under our revolving credit facility with the Royal Bank of Scotland, amounting to $136.6 million plus interest and costs, partly with the proceeds of our public offering that was completed in the same month.

In April 2007, we entered into a memorandum of agreement to acquire one newly built Capesize dry bulk carrier, the *Boston*, for the purchase price of $110.0 million. On signing of the agreement, we paid a 20% advance, amounting to $22.0 million, with available cash on hand and, in May 2007, we drew down an amount of $22.0 million under our revolving credit facility to finance the advance. We paid the balance of the purchase price of $88.0 million on the vessel's delivery to us in November 2007, with the proceeds from our September 2007 public offering, discussed below.

In September 2007, we completed a public offering of an aggregate of 11,500,000 shares of common stock at a price of $25.00 per share, resulting in net proceeds to us of $273.7 million. We used a portion of the net proceeds of this offering to repay the $100.8 million outstanding under our revolving credit facility with the Royal Bank of Scotland, plus interest and costs. We also used a portion of the proceeds of this offering to fund a portion of the purchase price of the *Boston*.

In October 2007, we entered into a Memorandum of Agreement to acquire one secondhand Capesize dry bulk carrier, the *Salt Lake City*, for a total consideration of $140.0 million. On signing of the agreement, we paid 20% of the respective purchase price amounting to $28.0 million. The balance of the purchase price was paid on the delivery of the vessel to us in December 2007. In December 2007, we drew down an amount of $75.0 million under our revolving credit facility with the Royal Bank of Scotland to finance part of the purchase price of the *Salt Lake City*.

In October 2007, we entered into a Memorandum of Agreement to acquire one secondhand Capesize dry bulk carrier, the *Norfolk*, for a total consideration of $135.0 million. On signing of the agreement, we paid 20% of the purchase price amounting to $27.0 million. The balance of the purchase price was paid on the delivery of the vessel to us in February 2008.

During 2008, we drew down an aggregate amount of $237.2 million under our revolving $300 million credit facility with the Royal Bank of Scotland and repaid an aggregate amount of $97.5 million. On December 31, 2008 an amount of $214.7 million was outstanding under the revolving credit facility, which was used to fund part of the purchase cost of the *Salt Lake City* and the *Norfolk*.

On April 13, 2009, we entered into agreements with the shipbuilders, Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., and Gala Properties Inc. ("Gala"), a related party controlled by the two daughters of our Chairman and Chief Executive Officer under which we:

> acquire d Gala, that had a contract with the China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., for the construction of the Houston, for a contract price of $60.2 million, as amended, in exchange for our

ownership interest in our former subsidiary Eniwetok Shipping Company Inc., which had a contract with the shipbuilders for the construction of Hull H1108 ("the Eniwetok contract"); and

> acquired the charter party, which Gala had already entered into for *Houston* with Jiangsu Shagang Group Co. ("Shagang") or its nominee (with performance guaranteed by Shagang) providing for a gross charter hire rate of $55,000 per day for a period of a minimum of 59 months and a maximum of 62 months for a consideration of $15.0 million.

In April 2009, we entered into a supplemental loan agreement with Fortis Bank to amend and restate the existing loan agreement, so as to include Gala, as a borrower. Pursuant to the supplemental loan agreement and the amended and restated loan agreement, the bank consented to (i) the termination of the Eniwetok Contract; (ii) the amendment of the purpose of the loan facility made available under the principal agreement such that its purpose includes the financing of part of the construction and acquisition cost of the Houston; and (iii) certain amendments to the terms of the principal agreement and the corporate guarantee. Under the amended and restated agreement, the bank also agreed to reduce the shareholding required to be beneficially owned by the Palios' and Margaronis' families from 20% to 10%.

In 2009, we drew down an aggregate amount of $ 30,100 under the loan facility with Fortis Bank to finance part of the first and the second installment of the construction cost of the *Houston*, and the second and third installment of the construction cost of the *New York*. After delivery of the Houston, in October 2009, the Company repaid $30.1 million of the outstanding loan and drew down $40.0 million under our loan facility with Bremer Landesbank.

In May 2009, we completed a secondary public offering in the United States under the Securities Act, of 6,000,000 shares of common stock at a price of $16.85 per share from which we received $98.4 million of net proceeds.

In December 2009, we, through our wholly owned subsidiary Taka Shipping Company Inc. ("Taka"), entered into a Memorandum of Agreement with an unrelated third party to acquire the 76,436 dwt Panamax dry bulk carrier "Melite" (built 2004) for a total consideration of $35.1 million of which a 10% advance or $3.5 million was paid in December 2009 and the balance of $31.6 million was paid in January 2010 when the vessel was delivered. The acquisition cost of the vessel was funded with funds drawn under our revolving credit facility with the Royal Bank of Scotland.

In January 2010, we established our wholly-owned subsidiary Diana Containerships Inc., or DCI, with the purpose of acquiring containerships.

In March 2010, we took delivery of the *New York* and repaid $30.1 million under our loan agreement with Fortis Bank and therefore, our loan with Fortis Bank was terminated. We financed $40.0 million of the acquisition cost of the *New York* with funds drawn under our facility with Deutsche Bank AG.

B. Business overview

We are a global provider of shipping transportation services. We specialize in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Currently, our fleet consists of 22 dry bulk carriers, of which 14 are Panamax and 8 are Capesize dry bulk carriers, having a combined carrying capacity of approximately 2.4 million dwt.

As of December 31, 2009, our fleet consisted of 13 modern Panamax dry bulk carriers and 7 Capesize dry bulk carriers that had a combined carrying capacity of approximately 2.2 million dwt and a weighted average age of 4.9 years. As of December 31, 2008, our fleet consisted of 13 modern Panamax dry bulk carriers and 6 Capesize dry bulk carriers that had a combined carrying capacity of approximately 2.0 million dwt and a weighted average age of 4.3 years. As of December 31, 2007, our fleet consisted of 13 modern Panamax dry bulk carriers and 5 Capesize dry bulk carriers that had a combined carrying capacity of approximately 1.8 million dwt and a weighted average age of 3.4.

During 2009, 2008 and 2007, we had a fleet utilization of 98.9%, 99.6% and 99.3%, respectively, our vessels achieved daily time charter equivalent rates of $32,811, $46,777 and $31,272, respectively, and we generated revenues of $239.3 million, $337.4 million and $190.5 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of March 29, 2010.

Vessel BUILT DWT	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***
Panamax Vessels						
CORONIS 2006 74,381	C	14,000	5.00%	TPC Korea Co. Ltd., Seoul	26/Mar/2009	26/Feb/2010 - 7 Apr/2010[7]
		24,000	5.00%	Siba Ships Asia Pte. Ltd.	7/Apr/2010[7]	7/Feb/2012 - 22May/2012[12]
ERATO 2004 74,444	C	15,000	5.00%	Cargill International S.A., Geneva	27/Dec/2008	4/Mar/2010
		20,500	5.00%	C Transport Panamax Ltd., Isle of Man	4/Mar/2010	4/Dec/2011 - 4/Mar/2012
NAIAS 2006 73,546	B	19,000	4.75%	J. Aron & Company, New York	24/Aug/2009	24/Jul/2010 - 24/Sep/2010
CLIO 2005 73,691	B	11,000	5.00%	Cargill International S.A., Geneva	26/ Feb/2009	15/Feb/2010 - 12/Apr/2010[7]
CALIPSO[8] 2005 73,691	B	9,400	5.00%	Cargill International S.A., Geneva	24/Jan/2009	3/Mar/2010 - 4/Apr/2010
		30,500	5.00%		4/Apr/2010	4/Sep/2010 - 19/Nov/2010
PROTEFS 2004 73,630	B	59,000	5.00%	Hanjin Shipping Co. Ltd., Seoul	18/Sep/2008	18/Aug/2011 - 18/Nov/2011

Vessel BUILT DWT	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***
THETIS		10,500	5.00%	Cargill International S.A., Geneva	12/Jan/ 2009	6/Mar/ 2010
2004 73,583	B	23,000	5.00%	Glencore Grain BV, Rotterdam	6/Mar/ 2010	6/Feb/2011 - 21/Apr/2011
DIONE 2001 75,172	A	12,000	5.00%	Louis Dreyfus Commodities S.A., Geneva	1/Jan/2009	1/Jun/2010 - 1/Sep/2010
DANAE 2001 75,106	A	12,000	5.00%	Augustea Oceanbulk Maritime Limitada, Madeira	7/Apr/2009	23/Jan/2011 - 22/Apr/2011
OCEANIS 2001 75,211	A	18,000	5.00%	Bunge S.A., Geneva	6/Aug/2009	6/Jul/2010 - 21/Sep/2010
TRITON 2001 75,336	A	17,000	5.00%	Intermare Transport GmbH, Hamburg, Germany	10/Oct/2009	10/Sep/2010 - 25/Nov/2010
ALCYON 2001 75,247	A	34,500	4.75%	Cargill International S.A., Geneva	21/Feb/2008	21/Nov/2012 - 21/Feb/2013
NIREFS[9]		60,500	5.00%	Cosco Bulk Carrier Co. Ltd	3/Mar/2008	27/Jan/2010[9]
2001 75,311	A	21,000	5.00%	Louis Dreyfus Commodities Suisse S.A.	12/Feb/2010[9]	29/Dec/2011 - 27/Mar/2012
MELITE 2004 76,436		24,250	5.00%	J. Aron & Company, New York	29/Jan/2010	29/Dec/2010 - 28/Feb/2011
Capesize Vessels						
NORFOLK 2002 164,218		74,750	3.75%	Corus UK Limited	12/Feb/2008	12/Jan/2013 - 12/Mar/2013
ALIKI 2005 180,235		45,000	4.75%	Cargill International S.A., Geneva	1/May/2009	1/Mar/2011 - 1/Jun/2011[2]
SALT LAKE CITY 2005 171,810		55,800	5.00%	Refined Success Limited	28/Sep/2007	28/Aug/2012 - 28/Oct/2012
SIDERIS GS 2006 174,186	D	36,000	5.00%	BHP Billiton Marketing AG	30/Nov/2009	15/Oct/2010 - 14/Jan/2013[3]
SEMIRIO 2007 174,261	D	31,000	5.00%	BHP Billiton Marketing AG	15/Jun/2009	30/Apr/2011 - 30/Jul/2011[4]
BOSTON 2007 177,828	D	52,000	5.00%	BHP Billiton Marketing AG	13/Nov/2007	28/Sep/2011 - 28/Dec/2011[1]
HOUSTON 2009 177,729	D	55,000	4,75%	Shagang Shipping Co.[5]	3/Nov/2009	3/Oct/2014 - 3/Jan/2015
NEW YORK 2010 177,773	D	48,000	3,75%	Nippon Yusen Kaisha, Tokyo (NYK)	3/Mar/2010	3/Jan/2015 - 3/May/2015

** Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter*
*** Total Commission percentage paid to third parties*
**** Charterers' optional period to redeliver the vessel to owners. Charterers have the righ to add the off hire days, if any, and therefore the optional period may be extended.*

1. The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000

2. The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on May 1, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500

3. The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on November 30, 2006, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500

4. The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on June 15, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500

5. A guaranteed nominee of the Jiangsu Shagang Shipping Group Co.

6. A guaranteed nominee of Augustea Atlantica Srl, Naples

7. Based on latest information received by charterers

8. Vessel drydocked from January 23, 2010 to February 1, 2010

9. Vessel drydocked from January 27, 2010 to February 12, 2010

10. The charterer has agreed to pay a gross rate of $37,500 per day for the excess period commencing March 27, 2010

11. Estimated date

Each of our vessels is owned through a separate wholly-owned subsidiary.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where sanctions of the United States, the European Union or the United Nations have been imposed.

Management of Our Fleet

The commercial and technical management of our fleet is carried out by our wholly-owned subsidiary, Diana Shipping Services S.A., which we refer to as DSS, or our fleet manager. In exchange for providing us with commercial and technical services, personnel and office space, we pay our fleet manager a commission that is equal to 2% of our revenues and a fixed management fee of $15,000 per month for each vessel in our operating fleet. These amounts are considered inter-company transactions and, therefore, are eliminated from our consolidated financial statements.

Our Customers

Our customers include national, regional and international companies, such as China National Chartering Corp., Cargill International S.A., Australian Wheat Board (AWB), BHP Billiton and Bocimar N.V. Antwerp. During 2009, 4 of our charterers accounted for 69% of our revenues; Cargill International S.A., (23%) and BHP Billiton (21%), Hanjin Shipping Company Ltd. (14%) and Corus UK Limited (11%). During 2008, 2 of our charterers accounted for 31% of our revenues; Cargill International S.A., (16%) and BHP Billiton (15%). During 2007, 3 of our customers accounted for 49% of our revenues; Australian Wheat Board (11%), BHP Billiton (15%) and Cargill International S.A., (23%).

We charter our dry bulk carriers to customers primarily pursuant to time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. We have historically paid commissions that have ranged from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. In order to take advantage of the relatively stable cash flow and high utilization rates associated with long-term time charters along with the historically high charter hire rates for Panamax and Capesize vessels we had during 2009, we fixed 13 of our vessels on long-term time charters ranging in duration from 17 months to 62 months. Those of our vessels on short-term time charters provide us with flexibility in responding to market developments. We will continue to evaluate our balance of short- and long-term charters and may extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

The Dry Bulk Shipping Industry

The global dry bulk carrier fleet could be divided into six categories based on a vessel's carrying capacity. These categories consist of:

- ***Very Large Ore Carriers (VLOC).*** Very large ore carriers have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the dry bulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

> ***Capesize.*** Capesize vessels have a carrying capacity of 110,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

> ***Post-Panamax.*** Post-Panamax vessels have a carrying capacity of 80,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.

> ***Panamax.*** Panamax vessels have a carrying capacity of 60,000-79,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are "gearless," and therefore must be served by shore-based cargo handling equipment. However, there are a small number of geared vessels with onboard cranes, a feature that enhances trading flexibility and enables operation in ports which have poor infrastructure in terms of loading and unloading facilities.

> ***Handymax/Supramax.*** Handymax vessels have a carrying capacity of 40,000-59,999 dwt. These vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk carriers are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, or "gear," while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk carriers.

> ***Handysize.*** Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate within regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last five years has been 31 years.

The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, along with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk carrier capacity, the Company believes that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk carriers. Accordingly, charter rates and vessel values for those vessels are usually subject to less volatility.

Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different dry bulk carrier categories. In the time charter market, rates vary depending on the length of the charter period and vessel-specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are, among other things, influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize dry bulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. The general decline in the dry bulk carrier charter market was due to various factors, including the lack of trade financing for purchases of commodities carried by sea. In 2009, BDI increased from a low of 772 in January to a high of 4,661 in November, representing an increase of 504%.

Vessel Prices

Dry bulk vessel values have declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea. Consistent with these trends, the market value of our dry bulk carriers has declined. Although charter rates and vessel values have increased from their low levels in 2008, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree.

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Panamax and smaller class sectors and with owners of Capesize dry bulk carriers. Ownership of dry bulk carriers is highly fragmented.

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

> *We own a modern, high quality fleet of dry bulk carriers.* We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

> *Our fleet includes four groups of sister ships.* We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

> *We have an experienced management team.* Our management team consists of experienced executives who each has, on average, more than 24 years of operating experience in the shipping industry and has demonstrated ability in

managing the commercial, technical and financial areas of our business. Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has 42 years of experience in the shipping industry.

> *Internal management of vessel operations.* We conduct all of the commercial and technical management of our vessels in-house through DSS. We believe having in-house commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels.

> *We benefit from strong relationships with members of the shipping and financial industries.* We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.

> *We have a strong balance sheet and a low level of indebtedness.* We believe that our strong balance sheet and low level of indebtedness provide us with the flexibility to increase the amount of funds that we may draw under our credit facilities in connection with future acquisitions and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other approvals necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The United States and Canada have requested IMO to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs. In July 2009, the IMO accepted the proposal in principle, and all member states party to MARPOL Annex VI will vote on the proposal in March 2010. Even if the proposal is not adopted, we cannot assure you that the United States or Canada will not adopt more stringent emissions standards independent of the IMO.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in material compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this filing, each of our vessels is ISM code-certified.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and ship management certificate, or the SMC, are renewed every five years but the DOC is subject to audit verification annually and the SMC about every 2.5 years.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

IMO resolution MSC.273 (85) as adopted on the December 4th, 2008, amends the International Safety Management (ISM) Code Part A (Sections 1, 5, 7, 8, 9, 10, 12) and Part B (Sections 13,14). The amendments become effective as from July 1 st , 2010. We, in collaboration with our Safety & Quality department, are in the process of revising the Safety Management System in order to be in full compliance with the amendments before the deadline.

International Labor Organization

The International Labor Organization (ILO) is a specialized agency of the UN that deals with labor issues with its headquarters based in Geneva, Switzerland. The International Labor Organization (ILO) has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate (MLC) and a Declaration of Maritime Labor Compliance (DMLC) will be required to ensure compliance with the Convention for all ships above 500 tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. Classification societies expect the MLC 2006 to enter into force in December 2011 based upon EU's planned ratifications before 31 December 2010. Although at this moment no action is required since the convention hasn't been ratified (and all the above dates are only an estimation), we and our Safety & Quality department are already in the process of developing procedures for full compliance with the MLC 2006 requirements.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Ballast Water Management

A new "International Convention for the Control and Management of Ship's Ballast water and sediments", which purpose is to prevent the potentially devastating effects of the spread of harmful aquatic organisms by ships' ballast water, has been adopted by the International Conference on Ballast Management.

Our entire fleet is provided with a Ballast Water Management Plan and relevant Record book duly approved by the Classification Society on behalf of Flag administration.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

> natural resources damage and the related assessment costs;

> real and personal property damage;

> net loss of taxes, royalties, rents, fees and other lost revenues;

> lost profits or impairment of earning capacity due to property or natural resources damage;

> net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

> loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank vessel that is over 3,000 gross tons (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard recently proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

A July 2005 EU Directive 2005/33/EC amends an earlier Directive, 1999/32/EC, relating to a reduction in the sulphur content of certain liquid fuels which itself amended Directive 93/12/EEC. One aspect of the 2005/33/EC amendments is Article 4b which requires that, from 1 January 2010, the fuel oil used by ships while 'at berth' in EU ports is to be limited to 0.1% m/m maximum sulphur content. More specifically article 4b requires that:

> the change-over to this sulphur limited fuel oil is to be undertaken as soon as possible after arrival and from it as late as possible prior to departure; and

> the times of these changeovers are to be recorded in the ship's logbook.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has proposed regulations governing the emission of greenhouse gases from motor vehicles and stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

> on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

> on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

> the development of vessel security plans;

> ship identification number to be permanently marked on a vessel's hull;

> a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

> compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements.

We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society alone is qualified to confirm the class of the ship and the validity of its Certificate of Classification. A Certificate of Classification, bearing the class notations assigned to the ship, certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's flag administration and any international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of the flag administration, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag administration. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Class Surveys for seagoing ships are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate. The date of commencement is considered as the anniversary date. Annual surveys are to be carried out within three months before or after each anniversary date.

Intermediate Class Survey where applicable, is to be carried out within three months before the second to three months after the third anniversary date. The Intermediate survey is applicable at any period of class to ships which are five years old and over. The extent of the inspection is related to the vessel's type and age. Thus the 1st Intermediate Survey is an extended Annual survey, when the 2nd for Cape size vessels is almost a Special Survey and any next are similar to a Special Survey.

Class Renewal Surveys Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at five years (class symbol I) intervals. However, consideration may be given by the society to granting an extension for a maximum of three months after the limit date, in exceptional circumstances. In such cases the next period of class will start from the limit date for the previous class renewal survey before the extension was granted. At the special survey the vessel is thoroughly examined, including ultrasonic gauging to determine the thickness of the steel structures.

Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

The Owner has the option of a Normal Survey system (SS) or a Continuous Survey system (CS). When the normal survey system is applied to ships with a 5 years period of class, the class renewal survey may be commenced at the fourth annual survey and continued during the following year with a view to completion by its due date. In this case the survey may be carried out by partial surveys at different times.

When the Continuous survey system (CS) is applied, the ships are provided with lists of items to be surveyed under this system. These lists are attached to the Certificate of Classification. The items are to be surveyed in rotation, so far as practicable ensuring that approximately equivalent portions are examined each year. The interval between two consecutive surveys of each item is not to exceed five years. For ships classed with the class symbol I there are to be two inspections of the outside of the ships bottom and related items in each period of class of five years. In all cases, the interval between any two such inspections is not to exceed 36 months. This inspection may be carried out with the ship either in dry dock or afloat referred as in-water survey in lieu of dry-docking. Such in water inspection is accepted only for inspections between two consecutive class renewals for ships which are not over fifteen years old.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" either by Lloyd's Register of Shipping or Bureau Veritas or Class NK. All new and second hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. For the second hand vessels same is verified by a Class Maintenance Certificate issued within 72 hours prior to delivery. If the vessel is not certified on the date of closing, we have the option to cancel the agreement due to Seller's default and not take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any dry bulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage, and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United

States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles ranging to a maximum of $100,000 per vessel per incident for Panamax vessels and $150,000 per vessel per incident for Capesize vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

C. Organizational structure

Diana Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18 and in exhibit 8.1.

D. Property, plants and equipment

We do not own any real property. We lease property through our management company under finance and operating leases. Our interests in the vessels in our fleet are our only material properties.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

A. Operating results

We charter our dry bulk carriers to customers primarily pursuant to short-term and long-term time charters. Currently, 13 of our vessels are currently employed on long-term time charters ranging in duration from 17 to 62 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

> *Ownership days.* We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

> *Available days.* We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the

aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

> *Operating days.* We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

> *Fleet utilization.* We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

> *TCE rates.* We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,		
	2009	2008	2007
Ownership days	7,000	6,913	5,813
Available days	6,930	6,892	5,813
Operating days	6,857	6,862	5,771
Fleet utilization	98.9%	99.6%	99.3%
Time charter equivalent (TCE) rate	$ 32,811	$ 46,777	$ 31,272

Voyage and Time Charter Revenue

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

> the duration of our charters;

> our decisions relating to vessel acquisitions and disposals;

> the amount of time that we spend positioning our vessels;

> the amount of time that our vessels spend in drydock undergoing repairs;

> maintenance and upgrade work;

> the age, condition and specifications of our vessels;

> levels of supply and demand in the dry bulk shipping industry; and

> other factors affecting spot market charter rates for dry bulk carriers.

Our revenues grew significantly during the previous years as a result of the enlargement of our fleet, which increased our ownership, available and operating days. However, our revenues decreased during the past year due to the drastic decline in market charter rates during the latter five months of 2008. At the same time, we have maintained relatively high vessel utilization rates. We expect our revenues in 2010 to increase as a result of the acquisition of the Houston in October 2009 and the Melite in January 2010 which will increase our ownership days in 2010 compared to 2009. Currently, 7 of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels' overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we have historically paid commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission has been eliminated from our consolidated financial statements since April 1, 2006 (after DSS was acquired) and therefore, since that date does not constitute part of our voyage expenses.

We expect that the amount of our total commissions will decrease due to decreased charter hire rates and revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date construction is completed, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry and has been a historical average price of the cost of the light-weight ton of vessels being scrapped. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of additional vessels.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company. General and administrative expenses may increase as a result of the enlargement of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel-specific debt of our subsidiaries. As of December 31, 2009, 2008 and 2007, we had $218.2

million, $214.7 million and $75.0 million of indebtedness outstanding under our revolving credit facility, respectively. We incur interest expense and financing costs relating to our outstanding debt and our available credit facility. As of December 31, 2009, 2008 and 2007, we had $24.1 million of indebtedness outstanding under our facility with Fortis bank. Interest and finance costs incurred in connection with this loan facility were capitalized in vessel cost. As of December 31, 2009, we also had $40.0 million outstanding under our facility with Bremer Landesbank, which was used to finance part of the acquisition cost of the Houston.

In January 2010, we incurred $31.6 million of additional debt under our revolving credit facility to finance the acquisition of the Melite and $6.0 million under our facility with Fortis Bank to finance the final predelivery installment of the New York . In March 2010, we drew down $40.0 million under our new facility with Deutsche Bank AG, to finance part of the acquisition cost of the New York .

Our facility with Fortis Bank was terminated in March after taking delivery of the New York, when we repaid the then outstanding balance. We may incur additional debt to finance future acquisitions.

Lack of Historical Operating Data for Vessels before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

We entered into agreements to purchase vessels with time charters assumed for the Thetis, the Salt *Lake City*, the *Norfolk* and the *Houston.* Accordingly, we evaluated the charters of those vessels and recognized an asset in the case of the *Thetis* and the *Houston* with a corresponding decrease of the vessel's value, and a liability in the case of the *Salt Lake City*, with a corresponding increase of the vessel's value and the actual cost for the *Norfolk*. The asset recognized for the *Thetis* was fully amortized to revenue in 2007 and for *Houston* will be fully amortized in 2014. The liability recognized for the *Salt Lake City* will be fully amortized in 2012 (when the charter contract expires).

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

- obtain the charterer's consent to us as the new owner;
- obtain the charterer's consent to a new technical manager;
- in some cases, obtain the charterer's consent to a new flag for the vessel;
- arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
- replace all hired equipment on board, such as gas cylinders and communication equipment;
- negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
- register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
- implement a new planned maintenance program for the vessel; and
- ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter. We have such varying rates pursuant to our time charter agreements for the *Sideris GS*, the *Aliki* and the *Semirio*.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

- employment and operation of our dry bulk vessels; and
- management of the financial, general and administrative elements involved in the

conduct of our business and ownership of our dry bulk vessels.

The employment and operation of our vessels require the following main components:

- vessel maintenance and repair;
- crew selection and training;
- vessel spares and stores supply;
- contingency response planning;
- onboard safety procedures auditing;
- accounting;
- vessel insurance arrangement;
- vessel chartering;
- vessel security training and security response plans (ISPS);
- obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;
- vessel hiring management;
- vessel surveying; and
- vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

- management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
- management of our accounting system and records and financial reporting;
- administration of the legal and regulatory requirements affecting our business and assets; and
- management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and stockholders' return on investment include:

> rates and periods of charter hire;
> levels of vessel operating expenses;
> depreciation expenses;
> financing costs; and
> fluctuations in foreign exchange rates.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this annual report.

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned.

Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

Prepaid/Deferred Charter Revenue

The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we believe is common in the dry bulk shipping industry. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Historical ten-year blended average one-year time charter rates used in our impairment test exercise are in line with our overall chartering strategy, especially in periods/years of depressed charter rates; they reflect the full operating history of vessels of the same type and particulars with our operating fleet (Panamax and Capesize vessels with dwt over 70,000 and 150,000, respectively) and they cover at least a full business cycle. The average annual inflation rate applied on vessels' maintenance and operating costs approximates current projections for global inflation rate for the remaining useful life of our vessels. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

Our impairment test exercise is highly sensitive to variances in the time charter rates and fleet effective utilization. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to these two significant inputs, indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Derivatives

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. We currently have one collar agreement which is considered an economic, and not accounting, hedge, as it does not meet the hedge accounting criteria. The fair value of the collar agreement determined through Level 2 of the fair value hierarchy is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

Results of Operations

Year ended December 31, 2009 compared to the year ended December 31, 2008

Voyage and Time Charter Revenues. Voyage and time charter revenues decreased by $98.1 million, or 29%, to $239.3 million for 2009, compared to $337.4 million for 2008. The decrease is attributable to a 30% decrease of our average charter rates as a result of the deteriorating shipping rates in 2009 compared to 2008 that were a result of the disruptions in world financial markets and deteriorating economic trends since August 2008. This decrease, however, was partly offset by a 1% increase in ownership days following our acquisition of the Houston in October 2009. However, in 2009 we had total operating days of 6,857 and fleet utilization of 98.9%, compared to 6,862 total operating days and a fleet utilization of 99.6%, in 2008.

Voyage Expenses. Voyage expenses decreased by $3.0 million, or 20%, to $12.0 million in 2009 compared to $15.0 million in 2008. This decrease in voyage expenses is attributable to the decrease in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers. Commissions are a percentage of voyage and time charter revenues and as such they follow the same trend with voyage and time charter revenues. The decrease in voyage expenses was offset by increased costs in bunkers amounting to $0.8 million in 2009 compared to gains of $0.8 million in 2008. These fluctuations are the result of the different prices of bunkers at the delivery and redelivery of our vessels for which fixtures were renewed during the year.

Vessel Operating Expenses. Vessel operating expenses increased by $1.5 million, or 4%, to $41.4 million in 2009 compared to $39.9 million in 2008. The increase in operating expenses is attributable to the 1% increase in ownership days resulting from the delivery of our new Capesize vessel to our fleet, the Houston , as well as increased costs in stores, spares and repairs. This increase was partly offset by reduced insurance costs in 2009 compared to 2008. Daily operating expenses were $5,910 in 2009 compared to $5,772 in 2008, representing a 2% increase.

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges increased by $1.4 million, or 3%, to $44.7 million for 2009, compared to $43.3 million for 2008. This increase is the result of enlargement of our fleet which resulted in increased depreciation in 2009 compared to 2008 and the increase in amortization of deferred charges as in 2009, 8 of the vessels in our fleet went under drydock surveys.

General and Administrative Expenses. General and Administrative Expenses for 2009 increased by $3.7 million or 27% to $17.5 million compared to $13.8 million in 2008. The increase is mainly attributable to increases in salaries and compensation cost relating to restricted stock awards to executive management and non-executive directors.

Interest and Finance Costs. Interest and finance costs decreased by $2.6 million or 44%, to $3.3 million in 2009 compared to $5.9 million in 2008. The decrease is primarily attributable to lower interest rates related to long-term debt outstanding. Interest costs in 2009 amounted to $2.9 million compared to $5.4 million in 2008.

Interest Income. Interest income increased by $0.2 million or 25%, to $1.0 million in 2009 compared to $0.8 million in 2008. The increase is attributable to increased levels of cash on hand during the year and was partly offset by decreased average interest rates on deposits.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Voyage and Time Charter Revenues. Voyage and time charter revenues increased by $146.9 million, or 77%, to $337.4 million for 2008, compared to $190.5 million for 2007. The increase is attributable to an increase in the size of the fleet resulting in a 19% increase in operating days, and a 50% increase in average charter rates as a result of the favorable shipping rates in 2008 compared to 2007. The increase in operating days during 2008 resulted from the enlargement of our fleet following our acquisition of the Aliki in April, the Semirio in June, the Boston in November and the Salt Lake City in December 2007 and the Norfolk in February 2008. This increase was partly offset with days lost due to the sale of the Pantelis SP in July 2007. In 2008 we had total operating days of 6,862 and fleet utilization of

99.6%, compared to 5,771 total operating days and a fleet utilization of 99.3%, in 2007.

Voyage Expenses. Voyage expenses increased by $6.3 million, or 72%, to $15.0 million in 2008 compared to $8.7 million in 2007. This increase in voyage expenses is attributable to the increase in commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers. Commissions are a percentage of voyage and time charter revenues; therefore, their increase is due to the increase in revenues.

Vessel Operating Expenses. Vessel operating expenses increased by $10.6 million, or 36%, to $39.9 million in 2008 compared to $29.3 million in 2007. The increase in operating expenses is attributable to the 19% increase in ownership days resulting from the delivery of the new Capesize vessels to our fleet as well as increased crew costs, insurance and repair costs. Daily operating expenses were $5,772 in 2008 compared to $5,046 in 2007, representing a 14% increase. Our operating expenses are affected by the Euro/US$ exchange rates, with US$ exchange rates deteriorating towards Euro; as a large part of them (around 50%) and mainly crew expenses, which represent around 60% of our operating costs, is paid in Euros. Furthermore, insurance costs increased in 2008 due to supplementary calls charged by our P&I Club and increased Hull and Machinery premiums for the insurance coverage of our fleet, which were in line with the increased fleet market values for the majority of 2008. Repair costs have also increased compared to the previous year due to the insurance deductibles for hull and machinery claims for two of our vessels and also due to the additional repair costs incurred as a result of the drydock surveys for another two of our vessels.

Depreciation and Amortization of Deferred Charges. Depreciation and amortization of deferred charges increased by $18.9 million, or 77%, to $43.3 million for 2008, compared to $24.4 million for 2007. The increase is the result of the increase in the number of vessels in our fleet and was partly offset by decreased depreciation expenses for the vessel Pantelis SP .

General and Administrative Expenses. General and Administrative Expenses for 2008 increased by $2.1 million or 18% to $13.8 million compared to $11.7 million in 2007. The increase is mainly attributable to increases in salaries and compensation cost relating to restricted stock awards to executive management and non-executive directors and the exchange rate of U.S.$ to the Euro.

Interest and Finance Costs. Interest and finance costs decreased by $0.5 million or 8%, to $5.9 million in 2008 compared to $6.4 million in 2007. The decrease is attributable to interest expenses related to long-term debt outstanding. Interest costs in 2008 amounted to $5.4 million compared to $5.5 million in 2007, which resulted from increased long-term debt outstanding during the year but decreased average interest rates and interest relating to leased property.

Interest Income. Interest income decreased by $1.9 million or 70%, to $0.8 million in 2008 compared to $2.7 million in 2007. The decrease is attributable to decreased levels of cash on hand during the year.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $264.8 million at December 31, 2009 and $48.5 million at December 31, 2008.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. Currently, we have $50.2 million available under our revolving credit facility with the Royal Bank of Scotland to finance future vessel acquisitions, of which $50.0 million can be used for working capital purposes.

Cash Flow

Cash and cash equivalents increased to $282.4 million as of December 31, 2009 compared to $62.0 million as of December 31, 2008. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $109.2 million, or 42%, to $151.9 million in 2009 compared to $261.2 million in 2008. The decrease was primarily attributable to the decrease in the charter rates, which resulted in decreased revenues. Net cash provided by operating activities increased by $112.2 million, or 75%, to $261.2 million in 2008 compared to $149.0 million in 2007. The increase was primarily attributable to the increase in the number of operating days that we achieved during the year and the increased charter rates, which resulted in increased revenues.

Net Cash Used In Investing Activities

Net cash used in investing activities was $73.1 million in 2009, which consists of $65.2 million of advances for vessels under construction; $7.7 million of investments in short term time deposits; and $0.2 million relating to purchases of furniture and equipment.

Net cash used in investing activities was $108.7 million for 2008, which consists of the 80% balance of the purchase price and additional predelivery costs of the Norfolk , amounting to $108.5 million; $1.1 million of construction costs we paid for the New York and the Los Angeles and $0.9 million we received from insurers for unrepaired damages to the Coronis caused during its grounding in 2007.

Net cash used in investing activities was $409.1 million for 2007, which consists of the advance and additional costs paid for the acquisition of the Norfolk , amounting to $27.0 million and $1.8 million of construction costs we paid for the New York (Hull 1107) and the Los Angeles (Hull 1108); $459.0 million paid for the delivery installment of the Semirio and for the acquisition of the Aliki , the Boston and the Salt Lake City ; $78.9 million of net proceeds from the sale of the Pantelis SP and $0.2 million paid for other assets.

Net Cash Provided By / Used In Financing Activities

Net cash provided by financing activities was $141.6 million in 2009, which consists of $73.6 million of proceeds drawn under our loan facilities and $30.1 million of indebtedness that we repaid; $98.4 million of proceeds received from an issuance of 6,000,000 shares of common stock in May 2009; $0.1 million proceeds received under our dividend reinvestment plan; and $0.4 million that we paid in financing costs relating to our new loan agreements.

Net cash used in financing activities in 2008 amounted to $107.2 million and consists of $237.2 million of proceeds drawn under our revolving credit facility for the acquisition of the Salt Lake *City* and the *Norfolk;* $97.5 million of indebtedness that we repaid under our revolving credit facility with the Royal Bank of Scotland and $0.1 million proceeds we received under our dividend reinvestment plan and $247.0 million of dividends paid to stockholders.

Net cash provided by financing activities in 2007 amounted to $262.3 million and consists of $287.8 million of proceeds drawn under our revolving credit facility for the acquisition of the Semirio ($92.0 million), the Aliki ($87.0 million), the Boston ($22.0 million) and the Salt Lake City ($86.8 million); $327.4 million of indebtedness that we repaid under our revolving credit facility with the Royal Bank of Scotland and $0.1 million of financing fees relating to the 364 day loan facility with the Royal Bank of Scotland. Net cash provided by financing activities also consists of $433.1 million of net proceeds from our public offerings in April and September 2007, and $131.1 million of dividends paid to stockholders.

Credit Facilities

In February 2005, we entered into a $230.0 million secured revolving credit facility with The Royal Bank of Scotland Plc., which was amended on May 24, 2006, to increase the facility amount to $300.0 million. Our credit facility permits us to borrow up to $50.0 million for working capital. In January 2007, we entered into a supplemental agreement with The Royal Bank of Scotland Plc. for a 364-day standby credit facility of up to $200.0 million, that expired in March

2008. We draw funds under our $300.0 million credit facility to fund acquisitions and, as necessary, to fund our working capital needs.

The $300.0 million revolving credit facility has a term of ten years from May 24, 2006, which we refer to as the availability date, and we are permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied and that borrowings do not exceed 75% of the aggregate value of the vessels. The facility limit is $300.0 million for a period of six years from the availability date, at which time the facility limit will be reduced to $285.0 million. Thereafter, the facility limit will be reduced by $15.0 million semi-annually over a period of four years with a final reduction of $165.0 million together with the last semi-annual reduction.

The credit facility has commitment fees of 0.25% per annum on the amount of the undrawn balance of the facility, payable quarterly in arrears. Interest on amounts drawn are payable at a rate ranging from 0.75% to 0.85% per annum over LIBOR. During 2009 and 2008, the weighted average interest rate relating to the amounts drawn under the credit facility was 1.29% and 3.40%, respectively.

As of December 31, 2009 and as of the date of this annual report, we had $218.2 million and $249.8 million, respectively, of principal balance outstanding under our $300.0 million revolving credit facility, which was used to fund part of the purchase price of the Salt Lake City, the Norfolk , and the acquisition cost of the Melite.

In November 2006, we entered into a loan agreement with Fortis Bank for a secured term loan of $60.2 million and a guarantee facility of up to $36.5 million, which we used to finance the predelivery installments of our vessels that were under construction (Hull *H1107* and Hull *H1108*). In April 2009, we entered into a supplemental loan agreement with Fortis Bank to amend and restate the existing loan agreement, so as to include in the loan agreement our new wholly owned subsidiary Gala Properties Inc., owner of the *Houston*, as a borrower. Pursuant to the supplemental loan agreement and the amended and restated loan agreement, the bank consented to the termination of our contract for the construction of one of our vessels included in the loan agreement, the amendment of the purpose of the loan facility made available under the principal agreement such that its purpose includes the financing of part of the construction and acquisition cost of the *Houston* (*Hull H1138*) and certain amendments to the terms of the principal agreement and the corporate guarantee. Under the amended and restated agreement, the bank also agreed to reduce the shareholding required to be beneficially owned by the Palios' and Margaronis' families from 20% to 10%.

As of December 31, 2009 we had $24.1 million of principal balance outstanding under our $60.2 million loan facility. In February 2010, our loan facility with Fortis Bank was terminated after we repaid all of our outstanding indebtedness on delivery of the New York.

In October 2009, we entered into a loan agreement with Bremer Landesbank to partly finance or, as the case may be, refinance the contract price of the Houston for an amount of $40.0 million. The loan has a term of ten years, starting from the delivery of the vessel and will be repayable in 40 quarterly installments of $0.9 million plus one balloon installment of $4.0 million to be paid together with the last installment. The loan bears interest at Libor plus a margin of 2.15% per annum for the first two years and to be negotiated thereafter.

Under the terms of the loan, we are required for the duration of the loan to maintain in our current account with the Bank sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and sufficient funds to cover the anticipated cost of the next special survey of the vessel accumulated at least 12 months prior to such a survey.

As of December 31, 2009 and as of the date of this annual report, we had $40.0 million and $39.1 million, respectively, of principal balance outstanding under our $40.0 million loan facility with Bremer Landesbank.

In October 2009, we entered into a loan agreement with Deutsche Bank AG to partly finance or, as the case may be, refinance the contract price of the New York for an amount of $40.0 million but not exceeding 80% of the fair value of the vessel. The loan has a term of five years starting from the delivery of the vessel. The loan will be repayable in 19 quarterly instalments of the 1.50% of the loan amount and a 20 th instalment equal to the remaining outstanding balance of the loan. The loan bears interest at Libor plus a margin of 2.40% per annum. We drew down the loan amount of $40.0 million in March 2010 on the delivery of the New York.

Our obligations under our credit facilities are secured by a first priority or preferred ship mortgage on certain vessels in our fleet and such other vessels that we may from time to time include with the approval of our lenders; and a first assignment of all freights, earnings, insurances and requisition compensation; corporate guarantees; and pledges of the outstanding stock of our subsidiaries. We may grant additional security from time to time in the future.

Our ability to borrow amounts under the credit facilities is subject to the execution of customary documentation relating to the facilities, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. To the extent that the vessels in our fleet that secure our obligations under the credit facilities are insufficient to satisfy minimum security requirements, we will be required to grant additional security or obtain a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facilities if we experience a change of control.

The credit facilities contain financial and other covenants requiring us, among other things, to ensure that:

> the aggregate market value of the vessels in our fleet that secure our obligations under our facilities at all times exceeds 120% (125% for Deutsche Bank AG) of the aggregate principal amount of debt outstanding under the facilities and the notional or actual cost of terminating any relating hedging arrangements;

> our total assets minus our debt will not at any time be less than $150 million and at all times will exceed 25% of our total assets;

- we maintain $0.40 million of liquid funds per vessel;

- we maintain an average cash balance of $10.0 million (Deutsche Bank).

For the purposes of the credit facilities, our "total assets" are defined to include our tangible fixed assets and our current assets, as set forth in our consolidated financial statements.

The credit facilities also contain general covenants that require us to maintain adequate insurance coverage and to obtain the lender's consent before we acquire new vessels, change the flag, class or management of our vessels, enter into time charters or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed a certain period, or enter into a new line of business. In addition, our loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our credit facilities do not prohibit us from paying dividends as long as an event of default has not occurred. When we incur debt under the credit facility, however, the amount of cash that we have available to distribute as dividends in a period may be reduced by any interest or principal payments that we are required to make. As of November 2008, our board of directors has suspended the payment of dividends. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt. Currently, we believe we are not in default of our covenants relating to our loan facilities. However, if the market values of our vessels decline, our vessel values securing our debt may not exceed 120%, or 125% as required, of the aggregate principal amount of debt outstanding, which would result in a breach of our covenants. Currently, 11 of our vessels have been provided as collateral to secure our credit facility with the Royal Bank of Scotland; one vessel has been provided as collateral to secure our loan facility with Bremer Landesbank; and one vessel to secure our loan facility with Deutsche Bank AG.

As of December 31, 2009, 2008 and 2007 and as of the date of this annual report, we did not use and have not used, any financial instruments for hedging purposes. However, in May 2009, we entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to our borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings. As of December 31, 2009, the fair value of the floor resulted in losses of $1.0 million and the fair value of the cap in gains of $0.8 million, resulting in an aggregate loss of $0.2 million. Also in 2009, we incurred additional realized losses of $0.3 million.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions which we finance with cash from operations, debt under loan facilities that provide necessary funds at terms acceptable to us, or with funds from equity issuances. Currently, following the delivery of our vessels Melite and New York in January and March 2010, respectively, we do not have any contractual obligations relating to future vessel acquisitions.

We incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we fund with cash on hand.

C. Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand.

Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Market conditions have affected our earnings in 2009, which decreased compared to 2008. Although, charter rates have increased from their low levels experienced at the end of 2008 and the beginning of 2009, we cannot assure investors that we will be able to fix our vessels at average rates higher than or similar to those achieved in previous years.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S. dollars, and their maturity dates as of December 31, 2009:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)				
Long term debt [1]	$ 5,400	$ 12,000	$ 20,210	$ 244,680	$ 282,290
Operating lease obligations [2]	$ 852	$ 922	-	-	$ 1,774
Shipbuilding contract [3]	$ 36,120	-	-	-	$ 36,120
Vassel acquisition [4]	$ 31,590	-	-	-	$ 31,590

(1) As of December 31, 2009, we had an aggregate principal of $282.3 million of indebtedness outstanding under our loan facilities. This indebtedness was incurred in connection with our acquisition of the Salt Lake City and the Norfolk ; the 10% advance we paid for our vessel Melite ; the predelivery installments of the New York (Hull 1107) ; and part of the acquisition cost of the Houston and does not include projected interest payments which are based on LIBOR plus a margin.

(2) We pay rent to Universal Shipping and Real Estates Inc., Altair Travel Agency Ltd. and Diana Shipping Agencies S.A., all related party companies controlled by our Chairman and Chief Executive Officer, Mr. Palios, from which we lease our offices. The lease agreements expire in 2011 and are paid in Euro. See also Item 7B. "Related Party Transactions".

(3) As of December 31, 2009, we had paid the 1st, 2nd and 3rd predelivery installments for the construction of the New York (Hull H1107) amounting to $24.1 million or 40% of the contract price. We paid one additional instalment of $6.0 million in January 2010 and the delivery instalment of $30.1 million on the vessel's delivery in March 2010. We financed the predelivery and delivery installments with proceeds under our facility with Fortis Bank, which was terminated on the delivery of the *New York* when we repaid the then outstanding balance.

(4) As of December 31, 2009, we had paid an advance of $3.5 million, or 10%, for the acquisition of the Melite having a contract price of $35.1 million. We paid 90% of the contract price, or $31.6 million, on the vessel's delivery in January 2010. We financed the contract price of the vessel with proceeds under our revolving credit facility with the Royal Bank of Scotland.

G. Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Simeon Palios	68	Class I Director, Chief Executive Officer and Chairman
Anastasios Margaronis	54	Class I Director and President
Ioannis Zafirakis	39	Class I Director, Executive Vice President and Secretary
Andreas Michalopoulos	38	Chief Financial Officer and Treasurer
Maria Dede	37	Chief Accounting Officer
William (Bill) Lawes	66	Class II Director
Konstantinos Psaltis	71	Class II Director
Boris Nachamkin	76	Class III Director
Apostolos Kontoyannis	61	Class III Director

The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2010 and the term of our Class III directors expires in 2011.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 40 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005,

Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 27 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner's Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Executive Vice President and Secretary since February 14, 2008, as our Vice President and Secretary since February 21, 2005 and as a Director since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Executive Vice President. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer since March 8, 2006. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining a MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in business administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios.

Maria Dede has served as our Chief Accounting Officer since September 1, 2005 during which time she has been responsible for all financial reporting requirements. Mrs. Dede has also served as an employee of DSS since March 2005. In 2000, Mrs. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000, Mrs. Dede was employed by Venus Enterprises SA, a ship-management company, where she held a number of positions primarily in accounting and supplies. Mrs. Dede holds a bachelor's degree in Maritime Studies from the University of Piraeus and a master's degree in business administration from ALBA.

William (Bill) Lawes has served as a Director and the Chairman of our Audit Committee since March 2005. Mr. Lawes served as a Managing Director and a member of the Regional

Senior Management Board of JPMorgan Chase (London) from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Since December 2007, he serves as an independent member of the Board of Directors and Chairman of the Audit Committee of Teekay Tankers Ltd. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland.

Konstantinos Psaltis has served as a Director since March 2005. Since 1981, Mr. Psaltis has served as Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy. Mr. Psaltis is a member of the Germanischer Lloyds Hellas Committee. He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Boris Nachamkin has served as a Director and as a member of our Compensation Committee since March 2005. Mr. Nachamkin was with Bankers Trust Company, New York, for 37 years, from 1956 to 1993 and was posted to London in 1968. Upon retirement in 1993, he acted as Managing Director and Global Head of Shipping at Bankers Trust. Mr. Nachamkin was also the UK Representative of Deutsche Bank Shipping from 1996 to 1998 and Senior Executive and Head of Shipping for Credit Agricole Indosuez, based in Paris, between 1998 and 2000. Previously, he was a Director of Mercur Tankers, a company which was listed on the Oslo Stock Exchange, and Ugland International, a shipping company. He also serves as Managing Director of Seatrust Shipping Services Ltd., a private consulting firm.

Apostolos Kontoyannis has served as a Director and as the Chairman of our Compensation Committee and a member of our Audit Committee effective since March 2005. Since 1987, Mr. Kontoyannis has been the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded, that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. He is an independent member of the Board of Directors of Excel Maritime Carriers Ltd. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in business administration in Finance from Boston University.

B. Compensation

The aggregate compensation to members of our senior management for 2009 was $2.3 million and for 2008 and 2007 was $1.9 million for each year. We did not pay any benefits in 2007. In 2010, 2009 and 2008 our senior management received a cash bonus of $1.2 million, $1.0 million and $0.9 million respectively, relating to 2009, 2008 and 2007 performance, respectively. Also, in 2010 they received an aggregate of 423,886 shares of restricted common stock to vest ratably over three years; in 2009, they received 315,400 restricted shares of common stock to vest ratably over three years; and in 2008, they received an aggregate of 65,100 shares of restricted common stock to vest ratably over three years and 500,000 restricted shares of common stock to vest ratably over six years. All restricted stocks have been awarded in accordance with the terms and conditions of the incentive plan we have had in place since 2005.

Non-employee directors receive annual fees in the amount of $52,000 plus reimbursement of their out-of-pocket expenses, since January 1, 2009. Until then their annual fees amounted to $40,000. In addition, each non-executive serving as chairman or member of the committees receives annual fees of $26,000 and $13,000, respectively, plus reimbursement of his/her out-of-pocket expenses, since January 1, 2009 compared to $20,000 and $10,000, respectively, plus reimbursement of his/her out-of-pocket expenses until 2008. For 2009, 2008 and 2007 fees to non-executive directors amounted to $0.3 million, $0.2 million and $0.2 million, respectively. In addition to that, in 2010, non-employee directors received an aggregate of 96,040 shares of restricted common stock to vest ratably over three years, in 2009 they received 48,800 restricted shares of common stock to vest ratably over three years and in 2008, they received 10,400 shares of restricted common stock to vest ratably over three years and 100,000 restricted shares of common stock to vest ratably over six years.

In 2009 and 2008 compensation cost relating to the aggregate amount of restricted stock awards amounted to $3.9 million and $1.1 million, respectively. We do not have a retirement plan for our officers or directors.

C. Board Practices

We have established an Audit Committee, comprised of two board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. As directed by its written charter, the Audit Committee is responsible for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company's accounting and internal control procedures and reading and discussing with management and the independent auditors the annual audited financial statements.

In addition, we have established a Compensation Committee comprised of two members, which is responsible for establishing executive officers' compensation and benefits. The members of the Audit Committee are Mr. William Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert) and the members of the Compensation Committee are Mr. Apostolos Kontoyannis (Chairman) and Mr. Boris Nachamkin (member). While we are exempt from New York Stock Exchange rules on independent directors, we currently conform to those rules.

We have established an Executive Committee comprised of the three executive directors, Mr. Simeon Palios, Mr. Anastasios Margaronis and Mr. Ioannis Zafirakis. The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

We also maintain directors' and officers' insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law.

D. Crewing and Shore Employees

We crew our vessels primarily with Greek officers and Filipino officers and seamen. We are responsible for identifying our Greek officers, which are hired by our vessel owning subsidiaries. Our Filipino officers and seamen are referred to by Crossworld Marine Services Inc., an independent crewing agency. The crewing agency handles each seaman's training, travel and payroll. We ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by our fleet manager and the average number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.

	Year Ended December 31,		
	2009	2008	2007
Shoreside	46	44	39
Seafaring	445	422	389
Total	491	466	428

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Stockholders and Related Party Transactions".

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, which entitles employees, officers and directors to receive options to acquire our common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by our board of directors. Under the terms of the plan, our Board of Directors will be able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The plan will expire ten years from the adoption of the Plan by the Board of Directors. In 2010, 2009 and 2008, an aggregate amount of 519,926 shares, 364,200 shares and 675,500 shares, respectively, of restricted common stock were granted to our senior management and non-executive directors to be vested over a period of three and six years as defined in the agreements. The restricted shares are subject to forfeiture until they become vested. Unless they forfeit their shares, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. Currently, 1,240,374 shares of common stock are reserved for issuance under the plan.

Item 7. Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth current information regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group. All of the stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Simeon Palios (1)	14,744,597	17.99%
	All officers and directors as a group (2)	15,849,166	19.34%

(1) Currently, Mr. Simeon Palios beneficially owns 458,057 restricted common shares granted through the Company's Equity Incentive Plan and 14,286,540 shares indirectly through Corozal Compania Naviera S.A. and Ironwood Trading Corp. over which Mr. Simeon Palios exercises sole voting and dispositive power. As of December 31, 2007, 2008, 2009 and currently, Mr. Simeon Palios owned indirectly through Corozal and Ironwood 19.21%, 19.30%, 17.54% and 17.43%, respectively, of our common stock.

(2) Mr. Simeon Palios is our only director or officer that beneficially owns 5% or more of our common stock. Mr. Anastasios Margaronis, our President and a member of our board of directors, and Mr. Ioannis Zafirakis, our Executive Vice President and a member of our board of directors, are indirect stockholders through ownership of stock held in Corozal Compania Naviera S.A., which is the registered owner of some of our common stock. Mr. Margaronis and Mr. Zafirakis do not have dispositive or voting power with regard to shares held by Corozal Compania S.A. and, accordingly, are not considered to be beneficial owners of our common shares held through Corozal Compania Naviera S.A.. Messrs. Lawes, Psaltis, Nachamkin and Kontoyannis, each a non-executive director of ours, and Messrs. Margaronis, Zafirakis and Michalopoulos, each executive officers of ours, own shares of our common stock of less than 1% each.

B. Related Party Transactions

Universal Shipping and Real Estates Inc.

We pay rent for our office space to Universal Shipping and Real Estates Inc., or Universal, a company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. In 2009, 2008 and 2007, we paid rent amounting to about $216,000, $231,000 and $205,000, respectively. In 2009 rent expense was classified in general and administrative expenses and in 2008 and 2007 rent expense was classified as interest expense of a financing lease. In December 2009, we entered into an additional rent agreement with Universal for the lease of additional office space. This rent agreement will be in effect from January 1, 2010 to December 31, 2011 and we will be paying an additional monthly rent of Euro 10,377.39 plus stamp duty. Until expiration of the lease term of both agreements, we expect to pay rent expense at around $0.4 million in 2010 and $0.5 million in 2011.

Diana Shipping Agencies S.A.

Diana Shipping Agencies S.A., or DSA, is an affiliated entity a majority of which is owned and controlled by our Chairman and Chief Executive Officer. We have entered into a lease agreement with DSA to lease office space. In 2009, 2008 and 2007, we paid rent amounting to $146,000, $156,000 and $138,000, respectively. In February 2010, the Company entered into an additional rent agreement with DSA for the lease of additional office space. This rent agreement will be in effect from February 1, 2010 to December 31, 2011 and the Company will be paying an additional monthly rent of Euro 8,000 plus stamp duty. Until expiration of the lease term of both lease agreements, we expect to pay approximately $0.3 million in 2010 and $0.3 million in 2011.

Consultancy Agreements

We have consulting agreements with companies owned by Mr. Palios, Mr. Margaronis, Mr. Zafirakis and Mr. Michalopoulos. In 2009, 2008 and 2007, we paid to these companies $2.0, $1.7 and $1.6 million respectively, for services provided by their owners and performed outside of Greece.

Travel Services

Altair Travel Agency S.A., an affiliated entity that is controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, provides us with travel related services. Travel related expenses in 2009, 2008 and 2007 amounted to $ 1.5 million, $ 1.1 million and $ 0.9 million, respectively. We believe that the fees that we pay to Altair Travel Agency S.A. are no greater than fees we would pay to an unrelated third party for comparable services in an arm's length transaction. We also pay rent to Altair for the lease of parking space, which for 2009, 2008 and 2007 amounted to about $19,000, $19,000 and $17,000. In December 2009, the Company entered into an additional rent agreement with Altair for the lease of additional office space. This rent agreement will be in effect from January 1, 2010 to December 31, 2011 and the Company will be paying an additional monthly rent of Euro 5,000 plus stamp duty. Until expiration of the lease term of both agreements, we expect to pay rent to Altair of $0.1 million in 2010 and $0.1 million in 2011.

4 Sweet Dreams S.A.

In April 2009, we executed an agreement with 4 Sweet Dreams S.A., a related party, to acquire Gala Properties Inc., or Gala, a single purpose company that had contracted with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd. for the construction of the Houston or, Hull No. H1138 , for the contract price of $60.2 million, as amended concurrently with our agreement with 4 Sweet Dreams S.A. The seller is a company controlled by Semiramis and Aliki Paliou, the daughters of our Chairman and Chief Executive Officer, Mr. Simeon Palios.

Gala had entered into a time charter for Hull No. H1138 with Jiangsu Shagang Group Co. or its nominee, with performance guaranteed by Shagang Shipping Company Ltd., at a gross charter hire rate of $55,000 per day for a minimum period of fifty-nine (59) months and a maximum period of sixty-two (62) months, commencing upon delivery of the vessel from the shipbuilders. In exchange for the acquisition of Gala, we transferred to the seller our ownership interest in Eniwetok Shipping Company Inc., or Eniwetok, our wholly owned subsidiary. Eniwetok had contracted with the same shipbuilders for the construction of a separate 177,000 dwt Capesize drybulk carrier, identified as Hull No. H1108, for the contract price of $60.2 million, with a scheduled delivery date of June 30, 2010. As part of the transaction, we also paid the seller $15.0 million relating to the acquisition of the charter that Gala had with Jiangsu Shagang Group Co. or its nominees.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial information

A. Consolidated statements and other financial information

See Item 18.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

Our board of directors reviews and amends our dividend policy from time to time in light of our plans for future growth and other factors. In 2008, 2007 and 2006, we declared and paid dividends of $3.31 per share, $2.05 per share and $1.50 per share, respectively, representing our cash available from operations. However, as a result of market conditions in the international shipping industry and in line with our dividend policy, as of November 2008, our board of directors decided to suspend the payment of future dividends. We believe that this suspension enhances our flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace, such as funding our operations, acquiring vessels or servicing our debt.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Also our credit facilities prohibit the payment of dividends should an event of default arise.

We believe that, under current law, any dividends that we have paid and may pay in the future from earnings and profits constitute "qualified dividend income" and as such are generally subject to a 15% United States federal income tax rate with respect to non-corporate United States stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. We note that legislation was previously introduced in the United States Congress, which, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying as "qualified dividend income." Please see the section of this annual report entitled "Taxation" under Item 10.E for additional information relating to the tax treatment of our dividend payments.

B. Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

Item 9. Listing Details

The trading market for shares of our common stock is the New York Stock Exchange, on which our shares trade under the symbol "DSX". The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering on March 17, 2005, as reported by the New York Stock Exchange:

	2010		2009		2008		2007		2006	
Period	**High**	**Low**	**High**	**Low**	**High**	**Low**	**High**	**Low**	**High**	**Low**
Annual			$ 18.52	$ 10.15	$ 31.66	$ 7.24	$ 44.82	$ 15.79	$ 13.55	$ 11.19
1st quarter			$ 16.89	$ 10.15	$ 31.10	$ 21.12				
2nd quarter			18.52	11.73	39.00	26.05				
3rd quarter			14.98	12.01	31.66	19.21				
4th quarter			17.97	12.61	20.07	7.24				
September			$ 14.52	$ 12.01						
October			14.99	12.61						
November			17.97	12.78						
December			16.24	14.37						
January	$ 16.27	$ 13.26								
February	14.51	13.29								

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and articles of association

Our current amended and restated articles of incorporation have been filed as exhibit 1 to our Form 6-K filed with the Securities and Exchange Commission on May 29, 2008 with file number 001-32458, and our current amended and restated bylaws have been filed as exhibit 1.2 to our Form 6-K filed with the Securities and Exchange Commission on December 4, 2007 with file number 001-32458. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 23, 2005 with file number 333-129726, provided that since the date of that Registration Statement, our outstanding shares of common stock has increased to 81,952,662. We have also filed with the Securities and Exchange Commission our amended and restated stockholders rights agreement as exhibit 4.5 to our Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008, with file number 001-32458.

C. Material Contracts

We refer you to Item 7.B for a discussion of our agreements with companies controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange Controls

Under Marshall Islands, Panamanian and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

In the year ended December 31, 2009, approximately 4.7%, of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 2.3% of the Company's shipping income would be treated as derived from U.S. sources for the year ended December 31, 2009. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.2 million for the year ended December 31, 2009.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations promulgated thereunder, or the final regulations, a foreign corporation will be exempt from U.S. taxation on its U.S. source shipping income if:

(1) It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, or the "country of organization requirement"; and

(2) It can satisfy any one of the following two (2) stock ownership requirements:

- more than 50% of its stock, in terms of value, is beneficially owned by qualified stockholders which, as defined, includes individuals who are residents of a qualified foreign country, or the "50% Ownership Test"; or

- its stock or that of its 100% parent is "primarily and regularly" traded on an established securities market located in the United States, or the "Publicly Traded Test".

The U.S. Treasury Department has recognized the Marshall Islands, Panama and Cyprus the countries of incorporation of each of the Company and its subsidiaries that earns shipping income, as a qualified foreign country. Accordingly, the Company and each of the subsidiaries satisfy the country of organization requirement.

For the 2009 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test. Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly Traded Test.

Under the final regulations, the Company's common stock, which is the sole class of issued and outstanding stock, was "primarily traded" on the New York Stock Exchange during 2009.

Under the final regulations, the Company's common stock will be considered to be "regularly traded" on the New York Stock Exchange if its common stock is listed on the New York Stock Exchange and in addition, its common stock is traded on the New York Stock Exchange, other than in minimal quantities, on at least 60 days during the taxable year and the aggregate number of shares of common stock so traded during the taxable year is at least 10% of the average number of shares of common stock issued and outstanding during such year. The Company has satisfied the listing requirement as well as the trading frequency and trading volume tests.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons, or 5% Stockholders, who each own 5% or more of the value of stock, or the "5 Percent Override Rule."

For more than half the days of the tax year 2009, 17.92% of the Company's common stock was owned by 5% Stockholders. Therefore, the Company is not subject to the 5 Percent Override Rule for 2009. However, there is no assurance that the Company will continue to qualify for exemption under Section 883 in future taxable years. For example, the Company could be subject to the 5% Override Rule if another 5% Stockholder in combination with the Company's existing 5% Stockholders were to own 50% or more of the Company's stock. In such a case, the Company would be subject to the 5% Override Rule unless it could establish that, among the shares owned by the 5% Stockholders, sufficient shares are owned by qualified shareholders to preclude non-qualified shareholders from owning 50 percent or more of the Company's stock for more than half the number of days during the taxable year. These requirements are onerous and there is no assurance the Company will be able to satisfy them.

Based on the foregoing, the Company believes that it satisfied the Publicly Traded Test for 2009 and intends to take this position on its 2009 U.S. federal income tax returns.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source shipping income, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on its U.S. source Shipping Income for 2009, the Company would be subject to U.S. federal income tax of approximately $0.2 million under Section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the common shares as a capital asset, generally, for investment purposes.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which the common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Sale, Exchange or other Disposition of Common Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company's common shares, either

- at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

- at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company's current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether the Company is a PFIC. The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with this position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and its net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common shares is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the Company's common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom is referred to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

> the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;

> the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

> the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year,

and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares. If a Non-Electing Holder who is an individual dies while owning the common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common shares that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder."

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

> the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

> the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:

- fails to provide an accurate taxpayer identification number;
- is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or
- in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption. If a holder sells his common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov . You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our revolving credit facility. At December 31, 2009, we had $282.3 million of indebtedness outstanding of which $218.2 million was under our revolving credit facility with the Royal Bank of Scotland, $24.1 million was under our loan facility with Fortis and $40.0 million under our facility with Bremer Landesbank. Interest costs incurred under our revolving credit facility and our loan facility with Bremer Landesbank are included in our statement of income and interest costs incurred under our loan facility with Fortis Bank are included in vessel cost as capitalized interest and finance costs.

In 2009, the weighted average interest rate for our facilities was 1.28% and the respective interest rates ranged from 0.87% to 2.39%, including margins. An average increase of 1% in 2009 interest rates would have resulted in interest costs of $5.2 million instead of $3.3 million, an increase of 58%.

The weighted average interest rate relating to our revolving credit facility with The Royal Bank of Scotland was 1.29% and the respective interest rates ranged from 1.03% to 1.57%, including margins. An average increase of 1% in 2009 interest rates would have resulted in interest expenses of $5.0 million, instead of $2.8 million, an increase of 79%.

The weighted average interest rate relating to our facility with Fortis was 1.01% and the respective interest rates ranged from 0.87% to 1.85% including margins. An average increase of 1% in 2009 interest rates would have resulted in interest costs of $0.7 million instead of $0.4 million, an increase of 75%.

The weighted average interest rate relating to our facility with Bremer was 2.39% and as it was the respective interest rate including margins. An average increase of 1% in the interest rates of 2009 would have resulted in interest costs of $0.2 million instead of $0.1 million, an increase of 100%.

Currently, we have $249.8 million of the principal balance outstanding under our credit facility with the Royal Bank of Scotland; $39.1 million outstanding under our facility with Bremer; $40.0 million outstanding under our facility with Deutsche Bank and have repaid in full our facility with Fortis.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

In May 2009, we entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100.0 million to manage our exposure to interest rate changes related to its borrowings. The collar agreement is considered as an economic hedge agreement as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings. As of December 31, 2009 the aggregate fair value of the collar resulted in a loss of $0.2 million and we also incurred realized losses of $0.3 million. Should LIBOR interest rates remain at levels below 1% which is our floor, we will continue to incur losses from this financial instrument.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur over half of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2009 is effective.

c) Attestation Report of Independent Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements,

Ernst Young (Hellas) Certified Auditors Accountants S.A., has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and such report is incorporated herein by reference.

d) Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that both the members of our Audit Committee, Mr. William Lawes and Mr. Apostolos Kontoyannis, qualify as "Audit Committee financial experts" and they are both considered to be "independent" according to the SEC rules.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.dianashippinginc.com , under "Corporate Governance" and was filed as Exhibit 11.1 to the 2004 annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005 with number 001-32458. Copies of our Code of Ethics are available in print upon request to Diana Shipping Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C. Principal Accountant Fees and Services

Our principal Accountants, Ernst and Young (Hellas), Certified Auditors Accountants S.A., have billed us for audit services.

Audit fees in 2009 and 2008 amounted to € 420,000 and € 446,250, respectively and relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services performed in connection with the Company's follow on equity offerings.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our Audit Committee consists of two independent members of our Board of Directors. Otherwise, our Audit Committee conforms to each other requirement applicable to audit committees as required by the applicable listing standards of the New York Stock Exchange.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16G. Corporate Governance

Pursuant to an exemption for foreign private issuers, we are not required to comply with all of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies. A description of the significant differences between our corporate governance practices and the New York Stock Exchange requirements may be found on our website under "Corporate Governance" at http://www.dianashippinginc.com.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19. Exhibits

(a) Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Diana Shipping Inc. (originally known as Diana Shipping Investment Corp.) (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate
4.1	Second Amended and Restated Stockholders Rights Agreement dated October 7, 2008 (4)
4.2	Amended and Restated 2005 Stock Incentive Plan (6)
4.3	Form of Technical Manager Purchase Option Agreement (5)
4.4	Form of Management Agreement (3)
4.5	Loan Agreement with Royal Bank of Scotland dated February 18, 2005 (5)
4.6	Supplemental Agreement with the Royal Bank of Scotland dated January 30, 2007 (7)
4.7	Facility Agreement with Fortis Bank (8)
4.8	First Amendment to Technical Manager Purchase Option Agreement February 17, 2006 (9)
4.9	Amended and Restated Loan Agreement with Royal Bank of Scotland dated May 24, 2006 (10)
4.10	Sales Agency Financing Agreement dated April 23, 2008 (11)
8.1	Subsidiaries of the Company
11.1	Code of Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1) Filed as Exhibit 1 to the Company's Form 6-K filed on May 29, 2008.

(2) Filed as Exhibit 1 to the Company's Form 6-K filed on December 4, 2007.

(3) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 123052) on March 15, 2005.

(4) Filed as Exhibit 4.5 to the Company's Form 8-A12B/A filed on October 7, 2008 and amended on October 10, 2008 (File No. 001-32458).

(5) Filed as an Exhibit to the Company's Registration Statement (File No. 123052) on March 1, 2005.

(6) Filed as Exhibit 1 to the Company's Form 6-K filed on October 27, 2008.

(7) Filed as Exhibit VI to the Company's Form 6-K filed on March 19, 2007.

(8) Filed as an Exhibit to the Company's Form 6-K filed on December 13, 2006.

(9) Filed as Exhibit 4.7 to the Company's Amended Annual Report filed on Form 20-F/A on April 14, 2006.

(10) Filed as Exhibit 4.10 to the Company's 2007 Annual Report on Form 20-F (File No. 001-32458) on March 14, 2008.

(11) Filed as Exhibit 2 to the Company's Form 6-K filed on April 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIANA SHIPPING INC.

By: /s/ Andreas Michalopoulos

Andreas Michalopoulos
Chief Financial Officer

Dated: March 30, 2010

DIANA SHIPPING INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Diana Shipping Inc.

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Shipping Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 29, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Diana Shipping Inc.

We have audited Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Diana Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.b) in the Company's annual report on Form 20-F for the year ended December 31, 2009. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that; (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Diana Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Shipping Inc. as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009 of Diana Shipping Inc. and our report dated March 29, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 29, 2010

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 and 2008

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 282,438	$ 62,033
Investments in time deposits	7,690	-
Accounts receivable, trade, net	183	1,646
Inventories	2,831	3,146
Prepaid insurance and other	964	1,729
Prepaid charter revenue (Note 6)	3,050	-
Total current assets	297,156	68,554
FIXED ASSETS:		
Advances for vessels under construction and acquisitions and other vessel costs (Note 4)	29,630	27,199
Vessels (Note 5)	1,123,105	1,060,311
Accumulated depreciation (Note 5)	(143,762)	(99,880)
Vessels' net book value	979,343	960,431
Property and equipment, net	200	136
Total fixed assets	1,009,173	987,766
OTHER NON-CURRENT ASSETS:		
Deferred charges, net	2,639	886
Prepaid charter revenue, non-current portion (Note 6)	11,457	-
Total assets	$ 1,320,425	$ 1,057,206
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 7)	5,400	-
Accounts payable, trade and other	4,528	4,225
Due to related companies (Note 3)	209	177
Accrued liabilities	3,974	3,631
Deferred revenue, current portion (Notes 2(q) and 8)	18,119	11,802
Other current liabilities	156	177
Total current liabilities	32,386	20,012
Long-term debt, non-current portion (Note 7)	276,081	238,094
Deferred Revenue, non-current portion (Notes 2 (q) and 8)	11,244	22,502
Other non-current liabilities	1,202	1,122
Fair value of financial instruments (Note 2 (z))	187	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 200,000,000 shares authorized and 81,431,696 and 75,061,697 issued and outstanding at December 31, 2009 and December 31, 2008, respectively (Note 10)	815	751
Additional paid-in capital	904,977	802,574
Other comprehensive income (Note 2(c))	66	182
Retained earnings / (Accumulated deficit)	93,467	(28,031)
Total stockholders' equity	999,325	775,476
Total liabilities and stockholders' equity	$ 1,320,425	$ 1,057,206

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2008	2007
REVENUES:			
Voyage and time charter revenues	$ 239,342	$ 337,391	$ 190,480
EXPENSES:			
Voyage expenses (Notes 2(q) and 11)	11,965	15,003	8,697
Vessel operating expenses (Notes 2(q) and 11)	41,369	39,899	29,332
Depreciation and amortization of deferred charges (Notes 2(l)&(m) and 5)	44,686	43,259	24,443
General and administrative expenses	17,464	13,831	11,718
Gain on vessel sale	-	-	(21,504)
Foreign currency losses/(gains)	(478)	(438)	(144)
Operating income	124,336	225,837	137,938
OTHER INCOME (EXPENSES):			
Interest and finance costs (Notes 7 and 12)	(3,284)	(5,851)	(6,394)
Interest income	951	768	2,676
Loss from financial instruments (Note 2(z))	(505)	-	-
Insurance settlement for vessel un-repaired damages	-	945	-
Total other income (expenses), net	(2,838)	(4,138)	(3,718)
Net income	$ 121,498	$ 221,699	$ 134,220
Earnings per common share, basic and diluted	$ 1.55	$ 2.97	$ 2.11
Weighted average number of common shares, basic	78,282,775	74,375,686	63,748,973
Weighted average number of common shares, diluted	78,385,464	74,558,254	63,748,973

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Comprehensive Income	Common Stock # of Shares	Common Stock Par Value	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, December 31, 2006		53,050,000	$ 531	$ 368,477	$ -	$ (5,905)	- 363,103
-Net income	134,220	-	-	-	-	134,220	134,220
-Issuance of common stock	-	21,325,000	213	432,872	-	-	433,085
-Dividends declared and paid ($ 0.46 per share)	-	-	-	-	-	(24,403)	(24,403)
-Dividends declared and paid ($ 0.50 per share)	-	-	-	-	-	(31,437)	(31,437)
-Dividends declared and paid ($ 0.51 per share)	-	-	-	-	-	(32,066)	(32,066)
-Dividends declared and paid ($ 0.58 per share)	-	-	-	-	-	(43,138)	(43,138)
-Actuarial gains	110	-	-	-	110	-	110
Comprehensive income	$ 134,330						
BALANCE, December 31, 2007		74,375,000	$ 744	$ 801,349	$ 110	$ (2,729)	$ 799,474
-Net income	221,699	-	-	-	-	221,699	221,699
-Issuance of common stock	-	686,697	7	1,225	-	-	1,232
-Dividends declared and paid ($ 0.60 per share)	-	-	-	-	-	(44,670)	(44,670)
-Dividends declared and paid ($ 0.85 per share)	-	-	-	-	-	(63,283)	(63,283)
-Dividends declared and paid ($ 0.91 per share)	-	-	-	-	-	(67,750)	(67,750)
-Dividends declared and paid ($ 0.95 per share)	-	-	-	-	-	(71,298)	(71,298)
-Actuarial gains	72	-	-	-	72	-	72
Comprehensive income	$ 221,771	-	-	-	-	-	-
BALANCE, December 31, 2008		75,061,697	$ 751	$ 802,574	$ 182	$ (28,031)	$ 775,476
-Net income	121,498	-	-	-	-	121,498	121,498
-Issuance of common stock	-	6,369,999	64	102,403	-	-	102,467
-Actuarial grains	(116)	-	-	-	(116)	-	(116)
Comprehensive income	$ 121,382	-	-	-	-	-	-
BALANCE, December 31, 2009		81,431,696	$ 815	$ 904,977	$ 66	$ 93,467	$ 999,325

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2008	2007
Cash Flows from Operating Activities:			
Net income	$ 121,498	$ 221,699	$ 134,220
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization of deferred charges	44,686	43,259	24,443
Gain on vessel sale	-	-	(21,504)
Amortization and write off of financing costs	65	86	111
Amortization of free lubricants benefit	(177)	(124)	(87)
Compensation cost on restricted stock	3,944	1,113	-
Insurance settlements for vessel un-repaired damages	-	(945)	-
Actuarial gains / (losses)	(116)	72	110
Fair value of swap contract	187	-	-
(Increase) Decrease in:			
Receivables	1,463	176	(822)
Inventories	315	(1,044)	(823)
Prepayments and other	765	(865)	(314)
Prepaid charter revenue	(14,507)	-	1,822
Other assets	-	712	-
Increase (Decrease) in:			
Accounts payable	303	507	850
Due to related companies	32	16	7
Accrued liabilities	343	(528)	1,957
Deferred revenue	(4,941)	(1,783)	8,600
Other liabilities	236	(502)	389
Drydock costs	(2,193)	(698)	-
Net Cash provided by Operating Activities	151,903	261,151	148,959
Cash Flows from Investing Activities:			
Advances for vessels under construction and acquisitions and other vessel costs	(65,225)	(1,099)	(28,757)
Vessel acquisitions	-	(108,469)	(458,989)
Proceeds from sale of vessel	-	-	78,857
Other Assets	(166)	(39)	(196)
Proceeds from insurance settlements for vessel un-repaired damages	-	945	-
Investments in time deposits	(7,690)	-	-
Net Cash used in Investing Activities	(73,081)	(108,662)	(409,085)
Cash Flows from Financing Activities:			
Proceeds from long-term debt	73,610	237,200	287,750
Proceeds from public offering, net of related issuance costs	98,444	-	433,085

Proceeds from dividend reinvestment	79	119	-
Financing costs	(450)	-	(100)
Payments of long-term debt	(30,100)	(97,500)	(327,350)
Cash dividends	-	(247,001)	(131,044)
Net Cash provided by/(used in) Financing Activities	141,583	(107,182)	262,341
Net increase (decrease) in cash and cash equivalents	220,405	45,307	2,215
Cash and cash equivalents at beginning of period	62,033	16,726	14,511
Cash and cash equivalents at end of period	$ 282,438	$ 62,033	$ 16,726
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest payments, net of amounts capitalized	$ 2,952	$ 5,356	$ 5,733
Fair value of charter assumed in connection with vessel acquisition	$ -	$ -	$ (25,000)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. ("Diana") and its wholly-owned subsidiaries (collectively, the "Company"). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands. In May 2008 the amended Articles of incorporation were further amended to increase the authorized shares from 100.0 million to 200.0 million. In March 2005, December 2005, June 2006, April 2007, September 2007 and May 2009, the Company completed its initial and five secondary public offerings in the United States under the Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085, $71,651, $159,342, $273,743 and $98,444, respectively.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

1.1. Subsidiaries incorporated in the Republic of Panama

(a) *Skyvan Shipping Company S.A. ("Skyvan"),* owner of the Bahamas flag 75,311 dwt bulk carrier vessel "Nirefs", which was built and delivered in January 2001.

(b) *Buenos Aires Compania Armadora S.A. ("Buenos"),* owner of the Bahamas flag 75,247 dwt bulk carrier vessel "Alcyon", which was built and delivered in February 2001.

(c) *Husky Trading, S.A. ("Husky"),* owner of the Bahamas flag 75,336 dwt bulk carrier vessel "Triton", which was built and delivered in March 2001.

(d) *Panama Compania Armadora S.A. ("Panama"),* owner of the Bahamas flag 75,211 dwt bulk carrier vessel "Oceanis", which was built and delivered in May 2001.

(e) *Eaton Marine S.A. ("Eaton"),* owner of the Greek flag 75,106 dwt bulk carrier vessel "Danae" (built in 2001), which was acquired in July 2003.

(f) *Chorrera Compania Armadora S.A. ("Chorrera"),* owner of the Greek flag 75,172 dwt bulk carrier vessel "Dione" (built in 2001), which was acquired in May 2003.

(g) *Cypres Enterprises Corp. ("Cypres"),* owner of the Bahamas flag 73,630 dwt bulk carrier vessel "Protefs" (Hull No. H2301), which was built and delivered in August 2004.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(h) Darien Compania Armadora S.A. ("Darien"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel "Calipso" (Hull No. H2303), which was built and delivered in February 2005.

(i) Cerada International S.A ("Cerada"), ex-owner of the Bahamas flag 169,883 dwt bulk carrier vessel "Pantelis SP" (built in 1999), which was acquired in February 2005. The vessel was sold in February 2007 and was delivered to her new owners in July 2007.

(j) Texford Maritime S.A. ("Texford"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel "Clio" (Hull No. H2304), which was built and delivered in May 2005.

(k) Urbina Bay Trading, S.A. ("Urbina"), owner of the Bahamas flag 74,444 dwt bulk carrier vessel "Erato" (built in 2004), which was acquired in November 2005.

(l) Changame Compania Armadora S.A. ("Changame"), owner of the Bahamas flag 73,583 dwt bulk carrier vessel "Thetis" (built in 2004), which was acquired in November 2005.

(m) Vesta Commercial, S.A. ("Vesta"), owner of the Bahamas flag 74,381 dwt bulk carrier vessel "Coronis" (Hull No. H1307A), which was built and delivered in January 2006.

(n) Diana Shipping Services S.A. (the "Manager" or "DSS"). DSS was acquired in April 2006 and provides the Company and the vessels with management services since November 12, 2004, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues. Management fees and commissions charged by DSS are eliminated from the consolidated financial statements as intercompany transactions.

1.2. Subsidiaries incorporated in the Republic of the Marshall Islands

(a) Ailuk Shipping Company Inc. ("Ailuk"), owner of the Marshall Islands' flag 73,546 dwt dry bulk carrier vessel "Naias" (built in 2006), which was delivered in August 2006.

(b) Bikini Shipping Company Inc. ("Bikini") has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1107. The vessel which was named New York was delivered in March 2010 (Notes 4 and 16).

(c) Eniwetok Shipping Company Inc. ("Eniwetok") had assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

with Hull No. H1108, expected to be delivered in the second quarter of 2010. In April 2009, the Company was sold to 4 Sweet Dreams, a related party company and the construction contract was terminated upon consummation of the deal in May 2009 (Note 4).

(d) Jaluit Shipping Company Inc. ("Jaluit"), owner of the Marshall Islands' flag, 174,186 dwt, dry bulk carrier vessel "Sideris GS", which was built and delivered in November 2006.

(e) Kili Shipping Company Inc. ("Kili"), owner of the Marshall Islands' flag, 174,261 dwt, dry bulk carrier vessel "Semirio", which was built and delivered in June 2007.

(f) Knox Shipping Company Inc. ("Knox"), owner of the Marshall Islands flag, 180,235 dwt, dry bulk carrier vessel "Aliki" (built 2005), which was acquired in April 2007.

(g) Lib Shipping Company Inc. ("Lib"), owner of the Marshall Islands flag, 177,828 dwt, dry bulk carrier vessel "Boston", which was built and delivered in November 2007.

(h) Majuro Shipping Company Inc. ("Majuro") was established in September 2006, and s a wholly owned subsidiary of the Company. At December 31, 2009, Majuro did not have any operations.

(i) Taka Shipping Company Inc. ("Taka"), in December 2009, entered into a memorandum of agreement with a third party company for the acquisition of the 76,436 dwt, dry bulk carrier vessel, "Melite", which was delivered in January 2010 (Notes 4 and 16).

(j) Gala Properties Inc. ("Gala"), owner of the Marshall Islands flag 177,729 dwt, dry bulk carrier vessel "Houston", which was built and delivered in October 2009 (Note 4).

1.3. Subsidiaries incorporated in the United States of America

(a) Bulk Carriers (USA) LLC ("Bulk Carriers") was established in September 2006 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.

1.4. Subsidiaries incorporated in the Republic of Cyprus

(a) Marfort Navigation Company Limited ("Marfort"), owner of the Cyprus flag 171,810 dwt bulk carrier vessel "Salt Lake City" (built 2005), which was acquired in December 2007.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(b) Silver Chandra Shipping Company Limited ("Silver"), owner of the Cyprus flag 164,218 dwt bulk carrier vessel "Norfolk" (built 2002), which was acquired in February 2008.

During 2009, 2008 and 2007, five charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

Charterer	2009	2008	2007
A	23%	16%	23%
B	21%	15%	15%
C	-	-	11%
D	14%	-	-
E	11%	-	-

2. Significant Accounting Policies and Recent Accounting Pronouncements

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and include the accounts of Diana Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities anddisclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Other Comprehensive Income: The Company follows the provisions of FASB Accounting Standard Codification (ASC) 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. In 2009, 2008 and 2007, other comprehensive income increased/(decreased) with gains/(losses) of ($116), $72 and $110, respectively that resulted from the actuarial valuation of the employees' retirement and staff leaving indemnities (Note 2(t)). As of December 31, 2009, 2008 and 2007, other comprehensive income amounted to $66, $182 and $110, respectively.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

(e) Cash and Cash Equivalents: The Company considers highly liquid investmentssuch as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f) Accounts Receivable, Trade, net: The amount shown as accounts receivable, trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was established as of December 31, 2009 and 2008.

(g) Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when on the cut- off date a vessel has been redelivered by its previous charterers and has not yet been delivered to the new ones, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(h) Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

(i) Prepaid/Deferred Charter Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be re-

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

corded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(j) Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The guidance requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The Company evaluates the carrying amounts (primarily for vessels and related deferred dry-dock and special survey costs) and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Since mid-August 2008, the economic and market conditions, including the significant disruptions in the global credit markets had broad effects on participants in a wide variety of industries. The charter rates and dry bulk vessel values declined significantly, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, which the Company considered as indicators of a potential impairment. However, since then, the markets have recovered and the rates, although not at the highest levels, do not indicate conditions for a potential impairment.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utili-

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

zation, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical 1 year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate.

No impairment loss was identified or recorded for 2009, 2008 and 2007, and the Company has not identified any other facts or circumstances that would require the write down of vessel values in the near future.

(k) Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale", when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

(l) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(m) Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

(n) Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs. Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the loan facilities not used at the balance sheet date, according to their availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred.

(o) Property and equipment. The Company leases from a related party property consisting of office space, a warehouse and parking spaces, which was previously owned by DSS, the management company. The sale and leaseback was accounted for by the financing method and the property remained in the Company's consolidated financial statements and was being depreciated on a straight-line basis over its remaining useful life until December 31, 2008, when the lease agreement expired and property was de-recognized from the Company's consolidated financial statements. The estimated useful life of the property is 20 years and no residual value has been estimated. Equipment consists of office furniture and equipment, computer software and hardware and vehicles. The useful life of the office furniture, equipment and vehicles is 5 years; and the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(p) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(q) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements and are usually paid fifteen days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

of the charter as service is provided. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Income representing ballast bonus payments by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

(r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(s) Pension and retirement benefit obligations. Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for 2009, 2008 and 2007 amounted to $627, $631 and $526, respectively.

(t) Employees' retirement and staff leaving indemnities. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The Company, as of the acquisition date of DSS (April 1, 2006), recognizes the estimated benefit obligation for the past service of DSS's employees under the requirements of ASC 715-60, "Defined Benefit Plans - Other Postretirement". This is an unfunded plan and the Company engages a third party company to determine the other comprehensive income component, net of tax and, the gains or losses, the prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and to measure defined benefit plan obligations as of the date of

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

the fiscal year-end statement of financial position. At December 31, 2009 and 2008, the projected benefit obligation amounted to $1,034 and $816, respectively.

(u) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. As of December 31, 2009, 2008 and 2007, the Company had 102,689, 182,568 and nil, respectively, dilutive shares (Note 13).

(v) Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(w) Variable Interest Entities: ASC 850-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2009 and 2008, no such interests existed.

(x) Fair Value Measurements: ASC 820 "Fair Value Measurements and Disclosures", provides guidance for using fair value to measure assets and liabilities. The guidance also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

value, and the effect of fair value measurements on earnings. The guidance describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The guidance clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the guidance establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the guidance, fair value measurements would be separately disclosed by level within the fair value hierarchy.

(y) Share Based Payment: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. As of December 31, 2009 and 2008, the Company had granted $1,039,700 and $675,500 restricted shares to senior management and directors (Note 10(c)).

(z) Derivatives: The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, in May 2009, the Company entered into a five-year zero cost collar agreement with a floor at 1% and a cap at 7.8% of a notional amount of $100,000 to manage its exposure to interest rate changes related to its borrowings. The collar agreement is considered as an economic hedge agreement

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

as it does not meet the criteria of hedge accounting; therefore, the change in its fair value is recognized in earnings. As of December 31, 2009 the fair value of the floor resulted in losses of $973 and the fair value of the cap in gains of $786, resulting in an aggregate loss of $187, which is separately presented in the accompanying consolidated financial statements. Also in 2009, the Company incurred realized losses of $319 included in Gain / (losses) from financial instruments. The fair value of the collar agreement determined through Level 2 of the fair value hierarchy as defined in ASC 820-10-35-47 Fair Value Measurements is derived principally from or corroborated by observable market data. Inputs include interest rates, yield curves and other items that allow value to be determined.

(aa) Subsequent Events: ASC 855 Subsequent Events establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The Company adopted the guidance in the period ended September 30, 2009. The adoption of the statement did not have a material impact.

(bb) Recent Accounting Standards Updates and Accounting Pronouncements:

Accounting for Transfers of Financial Assets: In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a "qualifying special-purpose entity", (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. ASU 2009-16 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The provisions of ASU 2009-16 are not expected to have a material impact on the Company's consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities: In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective as of the beginning of an enterprise's first fiscal year beginning after November 15, 2009, and for interim periods within that first period. The provisions of ASU 2009-17 are not expected to have a material impact on the Company's consolidated financial statements.

Accounting for distributions to shareholders with components of stock and cash: In January 2010, the FASB issued the EITF developed Accounting Standards Update (ASU) No. 2010-01. The update is applicable for annual and interim periods ending on or after December 15, 2009 and should be applied on retrospective basis. The objective of the update is to address the diversity in practise related to the accounting for distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can elect to receive in the aggregate. The update clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with the limit on the amount of cash that will be distributed is not a stock dividend but should be considered a share issuance that is reflected in the EPS prospectively. The Company adopted this update beginning in fiscal year 2009. The adoption of the update did not have effect on the Company's financial position or results of operations.

Amendments to FASB Interpretation No. 46 (R): In June 2009 the FASB issued the statement of Financial Accounting Standards No. 167 (the "Standard"). The Standard is applicable for annual periods beginning after November 15, 2009 and for interim periods within the first annual reporting period and should be applied thereafter. The Standard amends interpretation 46(R) and identifies additional characteristics that an enterprise should analyse to determine whether its variable interests or interest give it a controlling financial interest in a variable interest entity, eliminates the quantitative approach for de-

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

termining primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity. The Company has adopted the Standard beginning at its first interim period within the fiscal year 2009. The adoption of the standard did not have effect on the Company's financial position or results of operations.

Fair Value Measurements and Disclosures: In January 2010, the FASB issued the Accounting Standards Update (ASU) No. 2010-06. The update is applicable for annual and interim periods ending on or after December 15, 2009 with the exception of certain provisions relating with disclosures in roll forward of activity in Level 3 fair value measurements. The objective of the update is to improve the disclosures about fair value measurements on the basis of input received by the users of financial statements. The update requires disclosures for transfers in and out of Level 1 and Level 2 fair value measurements and description for the reason for transfer, for inputs and valuation techniques for fair value measurements that fall in either Level 2 or Level 3 and for the level of disaggregation. The Company adopted this update beginning in fiscal year 2009. The adoption of the update did not have a material effect on the Company's financial position or results of operations.

Subsequent Events: In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have a material impact on the Company's consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

3. Transactions with Related Parties

(a) *Altair Travel Agency S.A. ("Altair"):* The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for 2009, 2008 and 2007 amounted to $1,385, $1,485 and $1,109, respectively, and are included in Vessels, Vessel operating expenses and General and administrative expenses in the accompanying consolidated financial statements. The Company also pays Altair rent for parking space and a warehouse leased by DSS for a period of three years for the monthly rent of Euro 1,051 plus stamp duty. Rent increases annually at a rate of 3% above inflation. Rent expense for 2009, 2008 and 2007 amounted to $19, $19 and $17, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of income. At December 31, 2009 and 2008 an amount of $137, and $122, respectively, was payable to Altair and is included in Due to related companies in the accompanying consolidated balance sheets. In December 2009, the Company entered into an additional rent agreement with Altair for the lease of additional office space. This rent agreement will be in effect from January 1, 2010 to December 31, 2011 and the Company will be paying an additional monthly rent of Euro 5,000 plus stamp duty. Minimum lease payments until the expiration of both rent agreements are estimated at $111 for 2010 and $122 for 2011.

(b) *Universal Shipping and Real Estates Inc. ("Universal"):* Universal is a company controlled by the Company's CEO and Chairman from which the DSS leases office space, a warehouse and parking spaces for a monthly rent of Euro 12,688 plus stamp duty. Rent increases annually at a rate of 3% above inflation. Rent expense for 2009, 2008 and 2007 amounted to $216, $231 and $205, respectively, which for 2009 is included in General and administrative expenses and for 2008 and 2007 in Interest and finance costs in the accompanying consolidated statement of income. No amounts were payable to or receivable from Universal as at December 31, 2009 and 2008. In December 2009, the Company entered into an additional rent agreement with Universal for the lease of additional office space. This rent agreement will be in effect from January 1, 2010 to December 31, 2011 and the Company will be paying an additional monthly rent of Euro 10,377.39 plus stamp duty. Minimum lease payments until the expiration of both rent agreements are estimated to $431 for 2010 and $465 for 2011.

(c) *Diana Shipping Agencies S.A. ("DSA"):* DSA is a company controlled by the Company's CEO and Chairman, from which DSS leases office space for a monthly rent of Euro 8,560 plus stamp duty. Rent increases annually at a rate of 3% above inflation. Rent expense for 2009, 2008 and 2007 amounted to $146, $156, and $138, and is included in General and administrative expenses in the accompanying consolidated statements of income. No amounts were payable to or receivable from DSA as at December 31, 2009

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

and 2008. In February 2010, the Company entered into an additional rent agreement with DSA for the lease of additional office space. This rent agreement will be in effect from February 1, 2010 to December 31, 2011 and the Company will be paying an additional monthly rent of Euro 8,000 plus stamp duty. Minimum lease payments until the expiration of both rent agreements are estimated to $310 for 2010 and $335 for 2011.

(d) 4 Sweet Dreams ("4SD"): 4SD is a company controlled by the two daughters of the Company's CEO and Chairman. The Company entered into an agreement with 4SD for the acquisition of Gala. The transaction is described in detail in Note 4 below.

4. Advances for Vessels Construction and Acquisition and Other Vessel Costs

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	2009	2008
Pre-delivery installments	24,080	24,080
Advances for vessel acquisitions	3,510	-
Capitalized interest and finance costs	1,829	3,089
Other related costs	211	30
Total	29,630	27,199

The movement of the account, during December 31, 2009 and 2008 was as follows:

	2009	2008
Beginning balance	27,199	53,104
- Advances for vessels under construction and other vessel costs	61,715	1,099
- Advances for vessel acquisitions and other vessel costs	3,510	469
- Transferred to vessel cost (Note 5)	(62,794)	(27,473)
Ending balance	29,630	27,199

On September 13, 2006, the Company entered into agreements with unrelated third parties to assume two shipbuilding contracts with China Shipbuilding Trading Company, Limited and Shanghai Waigaoqiao Shipbuilding Co., Ltd (the "shipbuilders") dated March 30, 2006 for the construction of two 177,000 dwt Capesize dry bulk carriers, Hull No. H1107 and H1108, for the price of $60,200 each and with scheduled deliveries in the first and second quarter of 2010, respectively.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

On April 13, 2009, the Company entered into agreements with the shipbuilders, Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., and with a single purpose company, Gala Properties Inc. ("Gala"), a related party controlled by the two daughters of the Company's Chairman and Chief Executive Officer under which the Company:

- acquired Gala, that had a contract with the China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co. Ltd., for the construction of a 177,000 dwt Capesize bulk carrier, with Hull No. H1138 (renamed to Houston) for a contract price, as amended, of $60,200 and with scheduled delivery in October 2009, in exchange of its ownership interest in Eniwetok (Note 1.2), which had a contract with the shipbuilders for the construction of Hull H1108 ("Eniwetok Contract").
- acquired the charter party, which Gala had already entered into for Hull H1138 with Jiangsu Shagang Group Co. ("Shagang") or its nominee (with performance guaranteed by Shagang) providing for a gross charter hire rate of $55 per day for a period of a minimum of 59 months and a maximum of 62 months (Note 6) for a consideration of $15,000.

As part of the transaction, the Company agreed with the shipbuilders to advance $19,960 for Hull H1138 (representing the difference in scheduled contract installments between Hull H1138 and Hull H1108 previously owned by the Company) and the builders agreed to expedite delivery of Hull H1107 from the second quarter of 2010 as initially scheduled, to March 2010 (Note 16).

Assets exchanged were recorded at fair value, measured on the consummation date of the transaction. No gain or loss was recognized as a result of the transaction.

The contract price of Hull H1107 (or New York) was agreed to be paid in five installments, one of 20%, three subsequent installments of 10% each, and a final predelivery installment of 50%. The contract price of the Houston (Hull H1138) was paid in three installments, one of $31,500, one of $10,500 and a final predelivery installment of $18,200 which was paid in October 2009 when the vessel was delivered.

In December 2009, the Company, through its wholly owned subsidiary Taka Shipping Company Inc. ("Taka") entered into a Memorandum of Agreement with an unrelated third party to acquire the 76,436 dwt panamax dry bulk carrier "Melite" (built 2004) for a total consideration of $35,100 of which a 10% advance or $3,510 was paid in December 2009 and the balance of $31,590 was paid in January 2010 when the vessel was delivered.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

As at December 31, 2009 and 2008, the Company had $27,590 and $24,080, respectively, of construction and acquisition installments, and an aggregate amount of $2,040 and $3,119, respectively, of additional capitalized costs.

5. Vessels

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2007	924,838	(57,206)	867,632
- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 4)	27,473	-	27,473
- Vessels acquisitions and other vessels' cost	108,000	-	108,000
- Depreciation for the year	-	(42,674)	(42,674)
Balance, December 31, 2008	1,060,311	(99,880)	960,431
- Transfer from advances for vessels under construction and acquisition and other vessel costs (Note 4)	62,794	-	62,794
- Depreciation for the year	-	(43,882)	(43,882)
Balance, December 31, 2009	1,123,105	(143,762)	979,343

Eleven of the Company's vessels, having a total carrying value of $205,339 as of December 31, 2009, have been provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland discussed in Note 7, while the Houston having a carrying value of $62,374 as of December 31, 2009 has been provided as collateral to secure the loan with Bremer discussed in Note 7.

As of December 31, 2009, all vessels were operating under time charters, the last of which expires in January 2015. Contracts with minimum duration in excess of one year as of December 31, 2009, were as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

Vessel name		Daily time charter gros rate (in U.S. Dollars)	Charterer redelivery option periods
PROTEFS	$	59,000	Aug 2011 – Nov 2011
DANAE	$	12,000	Jan 2011 – Apr 2011
ALCYON	$	34,500	Nov 2012 – Feb 2013
NORFOLK	$	74,750	Jan 2013 – Mar 2013
ALIKI	$	45,000	Mar 2011 - Jun 2011
SALT LAKE CITY	$	55,800	Aug 2012– Oct 2012
SIDERIS GS	$	36,000	Oct 2010 - Jan 2011
SEMIRIO	$	31,000	Apr 2011 – Jun 2011
BOSTON	$	52,000	Sep 2011 – Dec 2011
HOUSTON	$	55,000	Oct 2014 – Jan 2015
NEW YORK	$	48,000	Jan 2015 – May 2015

For the vessels Sideris GS, Aliki and Semirio that have varying rates for each year, the Company accounts for those revenues by using the average daily rates of the four year duration of the respective contracts (Note 8).

6. Prepaid charter revenue, current and non-current

The amount shown in the accompanying 2009 consolidated balance sheet reflects the unamortized balance of an asset recognized by the Company pursuant to the acquisition of Gala in May 2009 and the amount paid in excess of the predelivery installments for the construction of Houston (Notes 1.2 and 4). Gala has time chartered Hull H1138 to Jiangsu Shagang Group Co. ("Shagang") or its nominee (with performance guaranteed by Shagang), at a gross charter hire rate of $55 per day for a period of a minimum of 59 months and a maximum of 62 months which commenced in November 2009.

The amount recognized as prepaid charter revenue is amortized in revenues over the duration of the time charter contract beginning on the delivery of the vessel to the time charterers. As of December 31, 2009, the unamortized balance of the account amounted to $14,507 ($3,050 and $11,457) and the amortization in 2009 amounted to $493.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The estimated amortization expense for each of the five succeeding fiscal years is as following:

Period	Amount
Year 1	3,050
Year 2	3,050
Year 3	3,058
Year 4	3,050
Year 5	2,299

7. Long-term Debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2009	2008
Revolving credit facility	218,210	214,700
Fortis Bank loan facility	24,080	24,080
Bremer Landesbank loan facility	40,000	-
Less related deferred financing costs	(809)	(686)
Total	281,481	238,094
Current portion of long term debt	(5,400)	-
Total	276,081	238,094

Royal Bank revolving credit facility: In February 2005, the Company entered into an agreement with the Royal Bank of Scotland for a $230 million secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1) and for working capital. On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300 million. Pursuant to the amended agreement, the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate market value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin.

The amended facility is available in full for six years from May 24, 2006, the new availability date. At the end of the sixth year, it will be reduced by $15 million and over the remaining period of four years will be reducing in semiannual amounts of $15 million with a final reduction of $165 million together with the last semi-annual reduction.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

During 2009, the Company drew down an amount of $3,510 to finance the 10% advance of the Melite (Note 4). On December 31, 2009, an amount of $218,210 was outstanding under the revolving credit facility and the unused portion of the facility amounted to $81,790. The weighted average interest rate of the revolving credit facility as at December 31, 2009 and 2008 was 1.29% and 3.40%, respectively.

The credit facility is secured by a first priority or preferred ship mortgage on eleven vessels of the Company's fleet, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessels' market values at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each mortgaged vessel in the fleet unless the available credit facility for working capital exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

The Company pays commitment fees on the undrawn portion of the facility, which for the years 2009, 2008 and 2007 amounted to $220, $388 and $548, respectively and are included in Interest and finance costs in the accompanying consolidated statements of income (Note 12).

Fortis Bank loan facility: In November 2006, the Company, acting as the corporate guarantor, through its subsidiaries Eniwetok and Bikini (the "Borrowers"), entered into a facility agreement with Fortis Bank for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of the two 177,000 dwt Capesize dry bulk carriers discussed in Note 4 above. On April 30, 2009, the Company entered into a supplemental loan agreement with Fortis Bank to amend and restate the existing loan agreement, so as to include in the loan agreement Gala, as a borrower. Pursuant to the supplemental loan agreement and the amended and restated loan agreement, the bank consented to the termination of the Eniwetok Contract, the amendment of the purpose of the loan facility made available under the principal agreement such that its purpose includes the financing of part of the construction and acquisition cost of the Houston (Hull H1138) and certain amendments to the terms of the principal agreement and the corporate guarantee. Under the amended and restated agreement, the bank also agreed to reduce the shareholding required to be beneficially owned by the Palios' and Margaronis' families from 20% to 10%.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

In 2009, the Company drew down an aggregate amount of $30,100 under the loan facility with Fortis Bank to finance part of the first and the second installment of the construction cost of the Houston, and the second and third installment of the construction cost of the New York (Hull H1107). After delivery of the Houston, in October 2009, the Company repaid $30,100 of the outstanding loan, arranging also the post delivery financing of the vessel with Bremer Landesbank as described below. As of December 31, 2009, the Company had $24,080 of debt outstanding under the loan facility agreement relating to the predelivery installments for New York (Note 4).

The loan facility with Fortis Bank was repaid in full upon the vessel's delivery in March 2010 (Note 16). The Company also drew down the amount of the loan facility with Deutsche Bank AG described below to finance part of the acquisition cost of the vessel. Accordingly, as of December 31, 2009, from the outstanding balance of the facility with Fortis Bank, an amount of $1,800 is included in Long-term debt, current portion and relates to the installments that are expected to be due under the loan facility with Deutsche Bank AG and the remaining is included in Long-term debt, non-current portion.

Bremer Landesbank ("Bremer") loan facility: On October 22, 2009, the Company, through Gala, entered into a loan agreement with Bremer Landesbank to partly finance the contract price of the Houston for an amount of $40,000. The term of the loan will be ten years starting from the delivery of the vessel. The loan is repayable in 40 quarterly installments of $900 plus one balloon installment of $4,000 to be paid together with the last installment. The loan bears interest at Libor plus a margin of 2.15% per annum for the first two years and to be negotiated thereafter. An arrangement fee of $150 was paid upon signing of the loan agreement and has been recorded contra to debt. The loan bore commitment fees of 0.20% on the part of the loan amount not drawn payable quarterly. Commitment fees paid to the bank until delivery of the vessel are included in the predelivery costs of the vessel.

The loan is secured by a first priority or preferred ship mortgage on the vessel, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the loan agreement and includes restrictions as to changes in management and ownership of the vessel, additional indebtedness, substitute charters in the case the vessel's current charter is prematurely terminated, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 120% of the outstanding balance of the loan). Furthermore, the Company is not permitted to pay any dividends from the earnings of the vessel following the occurrence of an event of default. Also, the Company is required for the duration of the loan to maintain in its current account with the Bank sufficient funds to meet the next repayment installment and interest due at monthly intervals, any other outstanding indebtedness that becomes due with the bank and

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

sufficient funds to cover the anticipated cost of the next special survey of the vessel accumulated at least 12 months prior to such a survey.

During 2009, the Company drew down and amount of $40,000, and as of December 31, 2009, there was a balance of $3,600 and $36,400, included in current and non-current portion of long-term debt, respectively. The weighted average interest rate of the revolving credit facility as at December 31, 2009 was 2.39%.

Deutsche Bank AG ("Deutsche") loan facility: On October 8, 2009, the Company, through Bikini, entered into a loan agreement with Deutsche Bank AG to partly finance the contract price of Hull H1107 or New York (Note 16), for an amount of $40,000 but not exceeding 80% of the fair value of the vessel. The term of the loan will be five years commencing at vessel delivery. The loan will be repayable in 19 quarterly instalments of the 1.50% of the loan amount and a 20th instalment equal to remaining outstanding balance of the loan. The loan will bear interest at Libor plus a margin of 2.40% per annum. An arrangement fee of $300 was paid on signing the facility agreement. The loan bears commitment fees of 0.50% on the part of the loan amount not yet drawn, payable quarterly in arrears and on the drawdown date and are included in Advances for vessels under construction and acquisitions and other vessel costs.

The loan is secured by a first priority or preferred ship mortgage on the vessel, a first priority assignment of all earnings, insurances, and requisition compensation and a corporate guarantee. The lenders may also require additional security in the future in the event the Company breaches certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessel's market value of at least 125% of the outstanding balance of the loan), minimum liquidity of $400, average cash balance of $10,000, and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants. An arrangement fee of $300 was paid to Deutsche Bank AG as provided in the respective agreement. As at December 31, 2009, the Company had not drawn any part of the amount of the facility.

Total interest incurred on long-term debt for 2009, 2008 and 2007 amounted to $3,307, $5,974 and $6,635, respectively. Of the above amounts, $363, $853 and $1,440, respectively, were capitalized and included in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets (Note 4). Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying consolidated statements of income (Note 12).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The maturities of the Company's debt facilities described above, as of December 31, 2009, and throughout their term are as follows:

Period	Principal Repayment
January 1, 2010 to December 31, 2010	5,400
January 1, 2011 to December 31, 2011	6,000
January 1, 2012 to December 31, 2012	6,000
January 1, 2013 to December 31, 2013	6,000
January 1, 2014 to December 31, 2014	14,210
January 1, 2015 thereafter	244,680
Total	282,290
Less: Deferred financing costs	(809)
Total	**281,481**

8. Deferred Revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2009 and 2008 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any deferred revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of the Salt Lake City with a charter party assumed at a value below its fair market value at the date of delivery of the vessel.

	2009	2008
Hires collected in advance	6,865	5,195
Charter revenue resulting from varying charter rates	8,039	9,535
Unamortized balance of charter assumed	14,459	19,574
Total	29,363	34,304
Less current portion	(18,119)	(11,802)
Non-current portion	11,244	22,502

As of December 31, 2009 and 2008, cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met amounted to $6,865 and $5,195, respectively, and is included in Deferred revenue, current portion in the accompanying consolidated balance sheets.

In November 2006, the Company entered into a long term time charter agreement with

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

an unrelated third party company to charter the Sideris GS for a period of four years at varying rates for each year. In 2007, the Company entered into two similar long term time charter agreements with unrelated third party companies to charter the Semirio and the Aliki for a period of four years each at varying rates. The Company accounts for the revenues deriving from the above agreements on a straight line basis at the average rate of the agreements, and the balance is recorded in deferred revenue. As at December 31, 2009 and 2008, deferred revenue deriving from those agreements amounted to $8,039 and $9,535, respectively, and is included in Deferred revenue, current ($6,136 and $1,489, respectively) and non-current ($1,903 and $8,046, respectively) portion in the accompanying consolidated balance sheets.

In December 2007, upon delivery of the Salt Lake City, the Company assumed the then existing time charter agreement of the vessel. According to the Company's policy, the time charter agreement was valued on the date of the vessel's delivery and resulted in the recognition of a deferred income of $25,000. As of December 31, 2009 and 2008, the unamortized balance of the liability amounted to $14,459 and $19,574, respectively, and is included in Deferred revenue, current portion ($5,118 and $5,118, respectively) and non-current portion ($9,341 and $14,456, respectively), in the accompanying consolidated balance sheets. The amortization during 2009, 2008 and 2007 amounted to $5,115, $5,132 and $294, respectively, and is included in Voyage and time charter revenues in the accompanying consolidated statements of income.

9. Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-In Capital

(a) Preferred stock and common stock: Under the amended articles of incorporation in May 2008 discussed in Note 1, the Company's authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b) Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes; (ii) payments made by the stockholders in excess of the par value of common stock purchased by them; and (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering in March 2005, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS until its acquisition by the Company on April 1, 2006. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent for the free office space was determined by reference to the lease agreement between DSS and Universal which acquired the office space previously owned by DSS and (iv) the value of restricted stock granted by the Board of Directors to the Company's executive management and non-executive directors under the Company's incentive plan, described in note (c) below.

(c) Incentive plan: In February 2005, the Company adopted an equity incentive plan (the "Plan") which entitles the Company's employees, officers and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The plan will expire 10 years from the adoption of the plan by the Board of Directors.

During 2009, the Company's Board of Directors approved the grant of 364,200 shares of restricted common stock to executive management and non-executive directors pursuant to

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

the Company's 2005 equity incentive plan, and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees. The restricted shares will be vested over a period of 3 years by one-third each year, and are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

The Company follows the provisions in ASC 718 "Compensation – Stock Compensation", for purposes of accounting for such share-based payments. All share-based compensation provided to employees is recognized in accordance with the relevant guidance, and is included in General and administrative expenses in the accompanying consolidated statements of income.

As of December 31, 2009 and 2008, the Company had granted a total number of restricted stock awards of $1,039,700 and $675,500, respectively, of which 125,167 were vested as of December 31, 2009. The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated income statement over the respective vesting periods. In 2009 and 2008, an amount of $3,944 and $1,113, respectively, was recognized in General and administrative expenses. At December 31, 2009 and 2008, the total unrecognized cost relating to restricted share awards was $12,233 and $11,770, respectively. At December 31, 2009, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 2 years.

On October 21, 2008, the Stock Incentive Plan was amended and restated. Under the amended and restated Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. The Company's Board of Directors delegated to the members of the Compensation Committee its authority as Administrator of the Plan to vest restricted stock awards granted under the Plan in the event of the grantee's death.

(d) Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"): In April 2008, the Company entered into a Plan for 2,500,000 of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the Plan by making an initial investment. As at December 31, 2009 and 2008, $16,996 shares and $11,197 shares were issued pursuant to the Plan.

(e) Sales agency financing agreement ("SAFA" or the "Agreement"): In April 2008, the Company, Corozal Compania Naviera S.A., a corporation organized under the laws

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

of Panama, and Ironwood Trading Corp., a corporation organized under the laws of the Republic of Liberia (collectively, the "Selling Shareholders"), entered into a sales agency financing agreement with BNY Capital Markets, Inc. ("BNYCMI") for the issuance and sale of $200,000 of the Company's common stock and the sale of 2,500,000 shares of the Selling Shareholders. As at December 31, 2009 no shares were sold under the Agreement.

(f) Secondary public offering: In May 2009, the Company completed a secondary public offering in the United States under the United States Securities Act of 1933, as amended, of 6,000,000 shares of common stock at a price of $16.85 per share. The Company received $98,444 of net proceeds.

11. Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2008	2007
Voyage Expenses			
Port charges	103	8	1
Bunkers	779	(817)	(251)
Commissions charged by third parties	11,273	15,648	8,913
Miscellaneous	(190)	164	34
Total	11,965	15,003	8,697
Vessel Operating Expenses			
Crew wages and related costs	23,922	23,661	16,938
Insurance	3,410	4,695	2,963
Spares and consumable stores	9,149	7,948	6,604
Repairs and maintenance	4,043	2,923	2,223
Tonnage taxes (Note 14)	273	260	207
Miscellaneous	572	412	397
Total	41,369	39,899	29,332

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

12. Interest and Finance Costs

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2008	2007
Interest expense	2,944	5,372	5,508
Amortization and write-off of financing costs	65	86	111
Commitment fees (Note 5)	220	388	548
Other	55	5	227
Total	3,284	5,851	6,394

Interest expense for 2008 and 2007 includes an amount of $251 and $311, respectively relating to the financing method of accounting of the sale and leaseback transaction between DSS and Universal (Note 3).

13. Earnings per Share

All shares issued (including the restricted shares issued under the Company's Incentive Plan) are the Company's common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Dividends declared during the period ended December 31, 2008 for non-vested shares, amounting to $820, are deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested shares are not deducted from the net income reported since such calculation assumes non-vested shares were fully vested from the grant date. For 2009 and 2008, the denominator of the diluted earnings per share calculation includes 102,689 and 182,568 shares, being the number of incremental shares assumed as issued under the treasury stock method weighted for the periods the non-vested shares were outstanding.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

	2009		2008	
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$ 121,498	$ 121,498	$ 221,699	$ 221,699
Less: Dividends paid on restricted stock	-	-	(820)	-
Net income available to common stockholders	$ 121,498	$ 121,498	$ 220,879	$ 221,699
Weighted average number of common shares outstanding	78,282,775	78,282,775	74,375,686	74,375,686
Incremental shares	-	102,689	-	182,568
Total shares outstanding	78,282,775	78,385,464	74,375,686	74,558,254
Earnings per share	$ 1.55	$ 1.55	$ 2.97	$ 2.97

14. Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock, ("5 Percent Override Rule").

The Company and each of its subsidiaries expects to qualify for this statutory tax ex-

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

emption for the 2009, 2008 and 2007 taxable years, and the Company takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company believes that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax. Based on its U.S. source Shipping Income for 2009, 2008 and 2007, the Company would be subject to U.S. federal income tax of approximately $0.2 million, $0.5 million and $0.2 million, respectively, in the absence of an exemption under Section 883.

15. Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The carrying value of the five-year zero cost collar agreement is equal to its fair value as of December 31, 2009 (Note 2(z)).

16. Subsequent Events

(a) Vessel delivery and loan drawdown: In January 2010, the Company took delivery of m.v. Melite, (Note 4) and drew down an amount of $31,590 under its revolving credit facility with the Royal Bank of Scotland (Note 7).

(b) Loan drawdown: In January 2010, the Company drew down $6,020 under its loan facility with Fortis Bank to finance the 4th instalment of the construction cost of Hull 1107, named New York (Note 4), which increased the outstanding balance of the loan to $30,100. In February 2010, the Company repaid in full this outstanding balance and the loan with Fortis Bank was terminated. In March 2010, the Company drew down the proceeds under the loan agreement with Deutsche Bank AG (Note 7), amounting to $40,000 to finance part of the acquisition cost of m.v. New York.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009
(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(c) New subsidiary: In January 2010, the Company's Board of Directors approved the investment in containerships and established a new subsidiary, Diana Containerships Inc., or "DCI".

(d) Stock incentive plan: On February 18, 2010 the Company's Board of Directors approved a cash bonus of about $2.5 million to all employees and executive management of the Company and 519,927 shares of restricted common stock awards to executive management and non-executive directors, pursuant to the Company's 2005 equity incentive plan. Of the total restricted stock awards 441,990 stocks represent an additional non-recurring performance bonus. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval ($14.29 per share) was $6,316 and will be recognized in income ratably over the restricted shares vesting period which will be three years.

(e) Vessel delivery, loan repayment and termination and loan drawdown: In March 2010, the Company took delivery of m.v. New York and repaid the then outstanding balance (note (b) above) of the loan and the loan agreement was terminated. The Company also drew down the proceeds under the loan agreement with Deutsche Bank AG (Note 7), amounting to $40,000 to finance part of the acquisition cost of m.v. New York.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

By: /s/ Andreas Michalopoulos

Name: Andreas Michalopoulos
Title: Chief Financial Officer

Dated: March 30, 2010

EXHIBIT 2.1



ZQ

COMMON STOCK

DIANA SHIPPING INC.

CUSIP Y2066G 10 4

This Certifies that

is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK, PAR VALUE $0.01, OF

DIANA SHIPPING INC., transferable on the books of the Company in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby, are issued and shall be held subject to all of the provisions of the Articles of Incorporation, as amended, and the Bylaws, as amended, of the Company (copies of which are on file with the Company and with the Transfer Agent), to all of which each holder, by acceptance hereof, assents. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

WITNESS the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

DATED

SEAL

MELLON INVESTOR SERVICES LLC



DIANA SHIPPING INC.

THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A STOCKHOLDERS RIGHTS AGREEMENT BETWEEN DIANA SHIPPING INC. AND MELLON INVESTOR SERVICES LLC, AS THE RIGHTS AGENT, DATED AS OF OCTOBER 7, 2008, (THE "RIGHTS AGREEMENT"), THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF DIANA SHIPPING INC. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS WILL BE EVIDENCED BY SEPARATE CERTIFICATES AND WILL NO LONGER BE EVIDENCED BY THIS CERTIFICATE. DIANA SHIPPING INC. WILL MAIL TO THE HOLDER OF THIS CERTIFICATE A COPY OF THE RIGHTS AGREEMENT WITHOUT CHARGE AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR. UNDER CERTAIN CIRCUMSTANCES SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS ISSUED TO, OR HELD BY, ANY PERSON WHO IS, WAS OR BECOMES AN ACQUIRING PERSON OR ANY AFFILIATE OR ASSOCIATE THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT), WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR BY ANY SUBSEQUENT HOLDER, MAY BECOME NULL AND VOID.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entities
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT- ____________ Custodian ____________
(Cust) Minor
Under Uniform Gifts to Minors
Act ____________
(State)

UNIF TRF MIN ACT- ________ Custodian (until age_____)
(Cust)
____________ under Uniform Transfers
(Minor)
to Minors Act ____________
(State)

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECIVED, ______________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSINGEE)

____

____

____ Shares
Of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

To transfer the said stock on the books of the within named Company with full power of substitution in the premises.

Dated

X ________________________________

X ________________________________

NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed

By ________________________

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, OR DESTROYED THE COMPANY WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

Exhibit 8.1

SUBSIDIARIES

Subsidiary	Country of Incorporation
Ailuk Shipping Company Inc.	Marshall Islands
Bikini Shipping Company Inc.	Marshall Islands
Gala Properties Inc.	Marshall Islands
Jaluit Shipping Company Inc.	Marshall Islands
Kili Shipping Company Inc.	Marshall Islands
Knox Shipping Company Inc.	Marshall Islands
Lib Shipping Company Inc.	Marshall Islands
Majuro Shipping Company Inc.	Marshall Islands
Taka Shipping Company Inc.	Marshall Islands
Husky Trading, S.A.	Panama
Buenos Aires Compania Armadora S.A.	Panama
Cerada International S.A.	Panama
Changame Compania Armadora S.A.	Panama
Chorrera Compania Armadora S.A.	Panama
Cypres Enterprises Corp.	Panama
Darien Compania Armadora S.A.	Panama
Diana Shipping Services S.A.	Panama
Eaton Marine S.A.	Panama
Panama Compania Armadora S.A.	Panama
Skyvan Shipping Company S.A.	Panama
Texford Maritime S.A.	Panama
Urbina Bay Trading, S.A.	Panama
Vesta Commercial, S.A.	Panama
Marfort Navigation Company Limited	Cyprus
Silver Chandra Shipping Company Limited	Cyprus
Bulk Carriers (USA) LLC	United States (Delaware)

Exhibit 11.1

CODE OF ETHICS

The Board of Directors of Diana Shipping Inc. (the "Company") has adopted this Code of Ethics (the "Code") for all of the Company's employees, directors, officers and agents ("Employees").

I. Conflicts of Interest

A conflict of interest occurs when an Employee's private interests interfere, or even appears to interfere, with the interests of the Company as a whole. While it is not possible to describe every situation in which a conflict of interest may arise, Employees must never use or attempt to use their position with the Company to obtain improper personal benefits. Any Employee who is aware of a conflict of interest, or is concerned that a conflict might develop, should discuss the matter with the Audit Committee or counsel to the Company immediately.

II. Corporate Opportunities

Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees may not take for themselves personally opportunities that are discovered through the use of corporate property, information or position.

III. Confidentiality and Privacy

It is important that Employees protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company's business, clients and suppliers. Confidential information includes such items as non-public information concerning the Company's business, financial results and prospects and potential corporate transactions. Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of employment. The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about the Company's customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorization is obtained.

IV. Honest and Fair Dealing

Employees must endeavor to deal honestly, ethically and fairly with the Company's customers, suppliers, competitors and employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Honest conduct is considered to be conduct that is free from fraud or deception. Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.

V. Protection and Proper Use of Company Assets

The Company's assets are only to be used for legitimate business purposes and only by authorized Employees or their designees. This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Employees have a responsibility to protect the Company's assets from theft and loss and to ensure their efficient use.

Theft, carelessness and waste have a direct impact on the Company's profitability. If you become aware of theft, waste or misuse of the Company's assets you should report this to your manager.

VI. Compliance with Laws, Rules and Regulations

It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.

Any Employee who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should contact the Company's outside legal counsel.

VII. Securities Trading

Because we are a public company we are subject to a number of laws concerning the purchase of our shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other Company, including a customer or supplier that has a significant relationship with the Company.

Information is "material" when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. In short, any information that could reasonably affect the price of securities is material. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material nonpublic information, you should contact a manager and the advice of legal counsel may be sought.

VIII. Disclosure

Employees are responsible for ensuring that the disclosure in the Company's periodic reports is full, fair, accurate, timely and understandable. In doing so, Employees shall take such action as is reasonably appropriate to (i) establish and comply with disclosure controls and procedures and accounting and financial controls that are designed to ensure that material information relating to the Company is made known to them; (ii) confirm that the Company's periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company's periodic reports fairly presents in all material respects the financial condition and results of operations of the Company.

Employees will not knowingly (i) make, or permit or direct another to make, materially false or misleading entries in the Company's, or any of its subsidiary's, financial statements or records; (ii) fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; or (iv) falsely respond, or fail to respond, to specific inquiries of the Company's independent auditor or outside legal counsel.

IX. Procedures Regarding Waivers

Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver. Waivers of the Code may only be made by the Audit Committee and will be disclosed by the Company.

X. Internal Reporting

Employees shall take all appropriate action to stop any known misconduct by fellow Employees or other Company personnel that violate this Code. Employees shall report any known or suspected misconduct to the Chairman of the Audit Committee or the Company's outside legal counsel. The Company will not retaliate or allow retaliation for reports made in good faith.

XI. Ethics Hotline and Whistleblower Program

Employees may call the following number +30-210-9470195 and leave a voice message with our whistleblower hotline answering service if they wish to ask questions, seek guidance on specific situations or report violations of this Code, including but not limited to accounting, internal controls and auditing matters. Employees may choose to remain anonymous but even if they identify themselves, their contact with the whistleblower hotline will remain strictly confidential.

Employees may also report violations in writing and drop them off in the Company mailbox (located on the Company's premises). Employees may choose to be anonymous, however, it will not be possible to obtain follow-up details necessary to investigate the matter. In either case, employee information will be kept strictly confidential, thus there should be no fear of any form of retaliation. The whistleblower hotline answering service and mailbox will be accessible only to the Chairman of the Audit Committee and the Company's Internal Auditor.

Exhibit 12.1

CERTIFICATION

I, Simeon Palios certify that:

1. I have reviewed this annual report on Form 20-F of Diana Shipping Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 30, 2010

/s/ Simeon Palios

Simeon Palios
Chairman and Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Andreas Michalopoulos certify that:

1. I have reviewed this annual report on Form 20-F of Diana Shipping Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 30, 2010

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 13.1

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with this Annual Report of Diana Shipping Inc. (the "Company") on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Simeon Palios, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: March 30, 2010

/s/ Simeon Palios
Simeon Palios
Chairman and Chief Executive Officer

Exhibit 13.2

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with this Annual Report of Diana Shipping Inc. (the "Company") on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Andreas Michalopoulos, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: March 30, 2010

/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form F-3D No. 333-150406) of Diana Shipping Inc., and

(2) Registration Statement (Form F-3ASR No. 333-159016) of Diana Shipping Inc. of our report dated March 29, 2010, with respect to the consolidated financial statements of Diana Shipping Inc. and our report dated March 29, 2010 with respect to the effectiveness of internal control over financial reporting of Diana Shipping Inc. included in this Annual Report (Form 20-F) of Diana Shipping Inc. for the year ended December 31, 2009.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

March 30, 2010
Athens, Greece

Corporate Directory

Directors and Executive Officers

Simeon Palios
Chairman of the Board of Directors and Chief Executive Officer

Anastasios Margaronis
Director and President

Andreas Michalopoulos
Chief Financial Officer and Treasurer

Ioannis Zafirakis
Director, Executive Vice-President and Secretary

Maria Dede
Chief Accounting Officer

William Lawes
Non-Executive Director

Apostolos Kontoyannis
Non-Executive Director

Boris Nachamkin
Non-Executive Director

Konstantinos Psaltis
Non-Executive Director

Corporate Offices
Diana Shipping Inc.
Pendelis 16
17564 Palaio Faliro
Athens, Greece
Tel: +30-210-947-0100
Email: ir@dianashippinginc.com

Stock Listing
Diana Shipping Inc.'s stock is traded on the New York Stock Exchange under the symbol DSX.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Toll Free Number: +1-877-277-2090
Outside of US: +1-201-680-6578
Website: www.melloninvestor.com

Legal Counsel
Seward and Kissel LLP.
One Battery Park Plaza
New York, New York 1004
Tel: +1-212-547-1200

Independent Auditors
Ernst & Young (Hellas)
Certified Auditors Accountants SA
11th National Road Athens Lamia
GR-14451 Metamorphosis
Greece
Tel: +30-210-288-6000

Shareholder/Corporate Information
Any shareholder, investor, or analyst seeking further information may contact:

Ioannis Zafirakis
Pendelis 16
17564 Palaio Faliro
Athens, Greece
Tel: +30-210-947-0100
Email: izafirakis@dianashippinginc.com

Edward Nebb
Comm-Counselors, LLC
724 Valley Road
New Canaan, Connecticut 06840
Tel: +1-203-972-8350
Email: enebb@optonline.net

Investor Relations
Edward Nebb
Comm-Counselors, LLC
724 Valley Road
New Canaan, Connecticut 06840
Tel: +1-203-972-8350

Website
Press releases, fleet information, stock quotes, corporate investor information, and SEC filings can all be accessed on the company's website, www.dianashippinginc.com.

DIANA SHIPPING INC.

PENDELIS 16
17564 PALAIO FALIRO
ATHENS, GREECE
Phone: +30-210-9470100
Fax: +30-210-9470101
www.dianashippinginc.com